SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 12, 2005



                                 CNOOC Limited
                (Translation of registrant's name into English)

                        -----------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                        -----------------------------


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



         Form 20-F            X                Form 40-F
                           ------                           -----


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                    No      X
                           ------                           -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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       THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------


If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

_______________________________________________________________________________





                              [LOGO OMITTED]CNOOC

                               CNOOC Limited
                (Translation of registrant's name into English)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING,
          REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION,
           NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS
                                      AND
                      ADOPTION OF NEW SHARE OPTION SCHEME


       Independent Financial Adviser to the Independent Board Committee

                                [LOGO OMITTED]
                (Translation of registrant's name into English)
                            DaoHengSecurities Ltd.

_______________________________________________________________________________

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 31 December 2005 at 10:30 a.m. (or such later time as the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. on 31 December 2005 for the purposes of considering amendments to the articles of association of the Company and the re-election of directors closes) at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong is set out on pages 65 to 67 of this circular. Whether or not you intend to attend such meeting, please complete and return the enclosed pink form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

                                                              10 December 2005

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                                   CONTENTS
-------------------------------------------------------------------------------


                                                                           Page

Definitions .................................................................1

Letter from the Board

    1.   Introduction .......................................................6

    2.   Amendment to Existing Non-Compete Undertaking  .....................7

    3.   Revised Cap for existing continuing connected transactions..........9

    4.   New Categorisation for continuing connected transactions  .........13

    5.   Adoption of New Share Option Scheme.................................6

    6.   General  ..........................................................29

    7.   Second EGM.........................................................29

    8.   Recommendation of the Board  ......................................30

    9.   Recommendation of the Independent Board Committee..................30

Letter from the Independent Board Committee ................................32

Letter from the Independent Financial Adviser ..............................34

Appendix I      --     General Information .................................54

Appendix II     --     Summary of New Share Option..........................59

Notice of Extraordinary General Meeting ....................................65




                                    --1--

-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------



       In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2002 Share Option Scheme"                        the 2001 Share Option Scheme of the Company as amended
                                                  and approved by the Shareholders on 6 June 2002

"Announcement"                                    the announcement dated 8 December 2005 made by the
                                                  Company in relation to the amendment to the Existing
                                                  Non-compete Undertaking and the Revised Cap for the
                                                  "technical services" category of continuing connected
                                                  transaction

"Articles of Association"                         the articles of association of the Company

"associate"                                       has the meaning ascribed thereto under the Listing
                                                  Rules

"Board"                                           the board of Directors of the Company

"Business"                                        exploration, development, production and sales of
                                                  crude oil, natural gas and natural gas liquids
                                                  deposited underground in and outside the PRC

"business day"                                    a day on which the Stock Exchange is open for the
                                                  business of dealing in securities

"Company"                                         CNOOC Limited, a company incorporated in Hong Kong
                                                  with limited liability, the shares of which are listed
                                                  on the Stock Exchange

"CNOOC"                                           China National Offshore Oil Corporation ( ), the
                                                  controlling shareholder of the Company indirectly
                                                  holding approximately 70.64% of all of the Shares in
                                                  issue as at the date hereof

"CNOOC BVI"                                       CNOOC (BVI) Limited, a company incorporated in the
                                                  British Virgin Islands with limited liability, a
                                                  wholly-owned indirect subsidiary of CNOOC and the
                                                  controlling shareholder of the Company

"CNOOC Group"                                     CNOOC and its subsidiaries (excluding the Group)

"COBGL"                                           CNOOC Oil Base Group Limited ( ), a company
                                                  incorporated in the PRC and a subsidiary of CNOOC


                                                   --1--


"Comprehensive Framework Agreement(s)"            the Comprehensive Framework Agreements dated 8
                                                  December 2005 entered into between the Company and
                                                  each of CNOOC, COSL and OOECL in relation to the New
                                                  Categories of continuing connected transactions

"COSL"                                            China Oilfield Services Limited ([GRAPHIC
                                                  OMITTED][GRAPHIC OMITTED]), a company listed on the
                                                  main board of the Stock Exchange and incorporated in
                                                  the PRC, and a subsidiary of CNOOC

"Director(s)"                                     director(s) of the Company


"Eligible Person"                                 any Director or employee of the Group and any other
                                                  person (including a consultant or adviser) who in the
                                                  sole discretion of the Board has contributed or will
                                                  contribute to the Group

"Existing Non-Compete Undertaking"                the undertaking agreement dated 6 April 2000 between
                                                  the Company and CNOOC, as supplemented by a
                                                  supplemental agreement dated 21 December 2000, in
                                                  relation to the non-compete undertakings given by
                                                  CNOOC for the purposes of the Company's listing on the
                                                  Stock Exchange

"Existing Categorisation"                         the existing categorisation for continuing connected
                                                  transactions between the Company and CNOOC and/or its
                                                  associates as set out in the 2002 Circular

"Existing Waiver"                                 the waiver granted by the Stock Exchange in respect of
                                                  the Existing Categorisation of continuing connected
                                                  transactions between the Group and CNOOC and/or its
                                                  associates, subject to the conditions set out in the
                                                  2002 Circular

"Grantee"                                         any Eligible Person who accepts an Offer in accordance
                                                  with the terms of the New Share Option Scheme or
                                                  (where the context so permits) any person entitled to
                                                  exercise any Option in consequence of the death of the
                                                  original Grantee

"Group"                                           the Company and its subsidiaries from time to time

"HK$"                                             Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"                                       the Hong Kong Special Administrative Region of the PRC


                                                --2--



"Independent Board Committee"                     an independent committee of the Board comprising of
                                                  Mr. Sung Hong Chiu, Mr. Kenneth S. Courtis, Mr. Evert
                                                  Henkes, Mr. Tse Hau Yin, Aloysius and Mr. Lawrence J.
                                                  Lau, the independent non-executive Directors, formed
                                                  for the purpose of advising the Independent
                                                  Shareholders in relation to the terms of the amendment
                                                  to the Existing Non-Compete Undertaking, the Revised
                                                  Cap for the "technical services" category of
                                                  continuing connected transaction and the Non-Exempt
                                                  Continuing Connected Transactions (including the
                                                  Proposed Caps)

"Independent Financial Adviser"                   Dao Heng Securities Limited, a corporation licensed to
                                                  carry out type 1 (dealings in securities), type 4
                                                  (advising on securities) and type 6 (advising on
                                                  corporate finance) regulated activities under the
                                                  Securities and Futures Ordinance (Chapter 571 of the
                                                  Laws of Hong Kong), is the independent financial
                                                  adviser to the Independent Board Committee and the
                                                  Independent Shareholders "Independent Shareholders"
                                                  shareholders of the Company other than CNOOC and its
                                                  associates

"Latest Practicable Date"                         6 December 2005, being the latest practicable date
                                                  prior to the printing of this circular for
                                                  ascertaining certain information herein

"Listing Rules"                                   The Rules Governing the Listing of Securities on the
                                                  Stock Exchange (as amended from time to time)

"New Categories"                                  the new categories of continuing connected
                                                  transactions between the Company and CNOOC and/or its
                                                  associates as set out in the section headed "New
                                                  Categories of continuing connected transactions under
                                                  the Comprehensive Framework Agreements" in this
                                                  circular

"New Share Option Scheme"                         the share option scheme in its present or any amended
                                                  form proposed to be adopted by the Company at the
                                                  Second EGM, a summary of the principal terms of the
                                                  rules of which is set out in Appendix II of this
                                                  circular

"Non-Exempt Continuing Connected Transactions"    the New Categories of continuing connected
                                                  transactions other than the categories "Marketing,
                                                  management and ancillary services", "FPSO vessel
                                                  leases", and "Provision of management, technical,
                                                  facilities and ancillary services, including the
                                                  supply of materials from the Group to CNOOC and/or its
                                                  associates", as set out in the section headed "New
                                                  Categories of continuing connected transactions under
                                                  the Comprehensive Framework Agreements" in this
                                                  circular


                                                --3--




"Offer"                                           an offer of the grant of an Option made in
                                                  accordance with paragraph 4

"Offer Date"                                      the date on which an Offer is made to an Eligible
                                                  Person, which must be a business day

"OOECL"                                           Offshore Oil Engineering Co., Ltd. ([GRAPHIC
                                                  OMITTED][GRAPHIC OMITTED]), a company incorporated
                                                  in the PRC and listed on the Shanghai Stock
                                                  Exchange, and a subsidiary of CNOOC

"OOGC"                                            Overseas Oil and Gas Corporation, Ltd, a company
                                                  incorporated in Bermuda with limited liability and
                                                  a wholly-owned subsidiary of CNOOC

"Option(s)"                                       a right to subscribe for Shares pursuant to the
                                                  New Share Option Scheme

"Ordinary Resolution(s)"                          the proposed ordinary resolution(s) as referred to
                                                  in the Second EGM Notice

"PRC"                                             The People's Republic of China, excluding for the
                                                  purposes of this circular, Hong Kong, Macau and
                                                  Taiwan

"Proposed Cap(s)"                                 the proposed maximum annual aggregate values for
                                                  each of the New Categories of continuing connected
                                                  transactions of the Company as set out in the
                                                  paragraph headed "Proposed Caps and Rationale" of
                                                  this circular

"Pre-Global Offering Share Option Scheme"         the pre-global offering share option scheme of the
                                                  Company adopted on 4 February 2001

"Revised Cap"                                     the proposed maximum annual cap for the "technical
                                                  services" category of continuing connected
                                                  transactions of the Company using the Existing
                                                  Categorisation, as set out in the paragraph headed
                                                  "Revised Cap and Rationale" of this circular

"RMB"                                             Renminbi, the lawful currency of the PRC


                                                --4




"Second EGM"                                      the second extraordinary general meeting of the
                                                  Company proposed to be convened and held on 31
                                                  December 2005 at 10:30 a.m. (or such later time as
                                                  the extraordinary general meeting of the
                                                  shareholders of the Company to be held at 10:00
                                                  a.m. on 31 December 2005 for the purposes of
                                                  considering amendments to the articles of
                                                  association of the Company and the re-election of
                                                  directors closes) in respect of, among other
                                                  things, the approval of the amendment to the
                                                  Existing Non-compete Undertaking, the Revised Cap
                                                  for the "technical services" category of
                                                  continuing connected transaction, the Non-Exempt
                                                  Continuing Connected Transactions and the adoption
                                                  of the New Share Option Scheme, or any adjournment
                                                  thereof

"Second EGM Notice"                               the notice dated 10 December 2005 convening the
                                                  Second EGM as set out in pages 65 to 67 of this
                                                  circular

"Shares"                                          share(s) of HK$0.02 each in the share capital of
                                                  the Company

"Shareholders"                                    registered holder(s) of the Shares

"Stock Exchange"                                  The Stock Exchange of Hong Kong Limited

"Supplemental Agreement"                          the supplemental agreement dated 8 December 2005
                                                  between the Company and CNOOC in relation to
                                                  certain amendments to the Existing Non-Compete
                                                  Undertaking


                                                --5--

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                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

                              [LOGO OMITTED]CNOOC

                               CNOOC Limited
                (Translation of registrant's name into English)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)


Board of Directors                                Registered office:
Fu Chengyu (Chairman)                             65/F, Bank of China Tower
Luo Han                                           1 Garden Road
Zhou Shouwei                                      Central
Cao Xinghe                                        Hong Kong
Wu Zhenfang
Wu Guangqi
Yang Hua
Sung Hong Chiu*
Kenneth S. Courtis*
Evert Henkes*
Tse Hau Yin, Aloysius*
Lawrence J. Lau*

* Independent non-executive Directors

                                                              10 December 2005

To the Shareholders

Dear Sir or Madam,


                AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING,
          REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION,
           NEW CATERORISATION FOR CONTINUING CONNECTED TRANSACTIONS
                                      AND
                      ADOPTION OF NEW SHARE OPTION SCHEME

1.   INTRODUCTION

     Reference is made to the announcement of the Company dated 8 December 2005 in relation to the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the New Categories of continuing connected transactions. The Directors also proposed on 28 November 2005 that the Company adopt a New Share Option Scheme.



                                     --6--

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                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     The purpose of this circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the resolutions to be proposed at the Second EGM relating to, inter alia, approval of (i) the amendment to the Existing Non-compete Undertaking, (ii) the Revised Cap for the "technical services" category of continuing connected transaction, (iii) the Non-Exempt Continuing Connected Transactions and (iv) adoption of the New Share Option Scheme.

2.   AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING

     Background to the Existing Non-Compete Undertaking

          Before the Company's listing in 2001, the Company's controlling shareholder, CNOOC, gave various undertakings to the Company, which includes, amongst others:

          (i) that the Group will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under PRC law and regulations relating to the exploration, development, production and sales of the PRC offshore oil and natural gas; and

          (ii) that neither it nor any of its subsidiaries will engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC.

     The Supplemental Agreement

     Amendment to Existing Non-Compete Undertaking

          The Company entered into the Supplemental Agreement with CNOOC on 8 December 2005 to amend the Existing Non-Compete Undertaking, whereby provided that it obtains the Company's prior written consent, CNOOC and/or its subsidiaries will be able to engage in the Businesses that are otherwise subject to the Existing Non-Compete Undertaking. No consideration is payable by either party for entering into the Supplemental Agreement.

          The decision as to whether to give consent to CNOOC to engage in such Businesses will be made by the Board. The independent non-executive Directors will participate in making such decision and the reasons of the Board (including those of the independent non-executive Directors) for giving the written consent will be set out in an announcement, if such consent is given and CNOOC engages in such Business.


                                     --7--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     Call option to acquire back the Business

          In addition, under the Supplemental Agreement, CNOOC has also irrevocably granted an option to the Company to acquire the relevant Business from CNOOC and/or its subsidiaries that are the subject of the consent. Such call option will be granted to the Company for no consideration, for an indefinite period, and will be exercisable by the Company at any time in the future. Therefore, even after such consent is given, the Company may at any time in the future acquire the relevant Business back from CNOOC and/or its subsidiaries. The consideration for the acquisition of the relevant Businesses will be negotiated on arms-length negotiation and on normal commercial terms, and the parties will enter into formal sale and purchase agreement in relation to such acquisition. The exercise of the call option and the acquisition of the relevant Businesses will constitute a connected transaction and the Company will comply with the requirements of Chapter 14 and 14A of the Listing Rules (as appropriate) upon the exercise of the call option.

     Conditions

          The Supplemental Agreement is conditional upon the approval by the Independent Shareholders of the terms of the amendment to the Existing Non-Compete Undertaking as required under the Listing Rules.

     Reasons for and Benefits of the Amendment to the Existing Non-Compete Undertaking

          The Existing Non-Compete Undertaking does not currently provide for any mechanism by which CNOOC may take up opportunities even if the Company decides that it is not in its best interest to pursue them. The Board believes that the amendment to the Existing Non-Compete Undertaking will give flexibility to the Company and CNOOC in handling transactions, and will also improve the relationship between the Company and CNOOC and CNOOC's continued support to the Company. The Board also believes that the existence of a call option will adequately protect the Company and ensure that the Company can share in the opportunity if the Board considers at a later stage that it would be in the interests of the Company to undertake such Businesses.

          The Board considers that the terms of the amendment to the Existing Non-Compete Undertaking are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.




                                     --8--

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                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


3.   REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION

     Background

          Reference is made to the 2002 Circular in relation to certain continuing connected transactions between the Group and CNOOC and/or its associates. These continuing connected transactions include the provision of technical services by CNOOC and/or its associates to the Group as described below.

          CNOOC, which indirectly owns approximately 70.64% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Listing Rules. The Independent Shareholders had approved the continuing connected transactions at an extraordinary general meeting of the Company held on 23 December 2002.

          The value of the categories of continuing connected transactions involving the provision of technical services by associates of CNOOC is subject to an annual cap. It is also a condition of the waiver that if any of the annual cap is exceeded, the Company will comply with the provisions of the then Chapter 14 (currently Chapter 14A) of the Listing Rules relating to connected transactions, unless it applies for and obtains a waiver from the Stock Exchange.

          The Directors had also been monitoring the Company's continuing connected transactions and with the continued development and expansion of the business of the Group and based on internal estimates of the demand and the operating conditions of the continuing connected transactions, the Directors note that the existing cap for 2005 for one of the continuing connected transactions under the Existing Categorisation, namely, the provision of technical services, will not be sufficient for the Group's requirement, and therefore propose that the existing cap for the continuing connected transaction involving the provision of technical services be revised.

     Technical Services

          Since the establishment of CNOOC, a number of specialised companies have been formed by CNOOC to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialised companies have provided services to the Group through bidding process.



                                     --9--

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                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


          In connection with the restructuring of the Company in preparation for its initial public offering, CNOOC's associates transferred to the Group the existing technical services agreements with the specialized companies. In 2002, the specialised companies novated these agreements to COSL, who has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be. The Group will continue to use the technical and labour services provided by COSL and the specialised companies, including:

          o    offshore drilling;

          o    ship tugging, oil tanker transportation and security services;

          o well survey, well logging, well cementation and other related technical services;

          o collection of geophysical data, ocean geological prospecting, and data processing;

          o    platform fabrication service and maintenance; and

          o design, construction, installation and test of offshore and onshore production facilities.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, were approximately RMB3,828 million, RMB6,362 million and RMB3,038 million, respectively. These costs are based on arm's length negotiations with COSL and specialized companies on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors and, in the case of the specialised companies, are based on a bidding process.




                                     --10--

     Revised Cap and rationale

          The Board has considered and proposed that the following Revised Cap in respect of the "technical services" category of continuing connected transactions using the Existing Categorisation be set as the maximum annual value of such transaction for the year ended 31 December 2005:



-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


    The continuing                                                     Revised Cap for the
    connected                                  Annual limit in the     financial year ended 31      Basis of determination of
    transactions          Historical amount    Existing Waiver         December 2005                the Revised Cap amount

    Technical services    For the two years    For the three years     RMB7,218 million             The annual Revised Cap for
                          ended 31 December    ended 31 December                                    the provision of technical
                          2004 and the six     2005, RMB5,853                                       services by CNOOC and/or its
                          months ended 30      million, RMB7,                                       associates to the Group has
                          June 2005, RMB3,     338 million and                                      been determined with
                          828 million,         RMB4,880 million,                                    reference to previous
                          RMB6,362 million     respectively                                         transactions conducted and
                          and RMB3,038                                                              transaction amounts in
                          million,                                                                  respect of the provision of
                          respectively                                                              technical services by CNOOC
                                                                                                    and/or its associates to the
                                                                                                    Group; the rapid expansion
                                                                                                    of the Group's operations in
                                                                                                    2005, including overseas
                                                                                                    expansion and acquisitions,
                                                                                                    new discoveries and new
                                                                                                    projects coming on stream
                                                                                                    successfully; and increased
                                                                                                    cost of supplies and raw
                                                                                                    materials, the Group's
                                                                                                    demand for which had
                                                                                                    increased with its
                                                                                                    expansion. In addition,
                                                                                                    there had been adjustments
                                                                                                    to initial development
                                                                                                    plans, which resulted in
                                                                                                    certain oil field
                                                                                                    development activities being
                                                                                                    postponed from 2003 and 2004
                                                                                                    to 2005. These developments
                                                                                                    were not anticipated at the
                                                                                                    time when the relevant
                                                                                                    annual cap was determined.
                                                                                                    Based on the above, the
                                                                                                    Directors are of the view
                                                                                                    that the cap amount for such
                                                                                                    services should be revised
                                                                                                    to RMB7,218 million for the
                                                                                                    financial year ending on 31
                                                                                                    December 2005.




                                     --11--

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                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     December 2005. Reasons for and benefits of the "technical services" category of continuing connected transactions

          Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.

          The provision of technical services under the Existing Categorisation of continuing connected transaction are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

          The Board considers that the "technical services" category of continuing connected transactions under the Existing Waiver have been conducted on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our shareholders as a whole, and that the Revised Cap for the "technical services" category of continuing connected transactions are fair and reasonable.

     Disclosure and Independent Shareholders' approval requirements

          Under the Listing Rules, the above "technical services" category of continuing connected transactions is subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company will seek the Independent Shareholders' approval at the Second EGM for the Revised Cap on the condition that:

     1. the annual amount of the "technical services" category of continuing connected transactions under the Existing Waiver shall not exceed the Revised Cap;

     2. (i) the above continuing connected transaction will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

         (ii) the above continuing connected transaction will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.


                                     --12--

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                            LETTER FROM THE BOARD
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     The Company will comply with relevant provisions of the Listing Rules in relation to the above continuing connected transaction.

4.   NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS

     Background

          The Independent Shareholders had approved certain continuing connected transactions between the Group and CNOOC and/or its associates using the Existing Categorisation at an extraordinary general meeting of the Company held on 23 December 2002 and the Existing Waiver was granted to the Company in relation to these continuing connected transactions. The Existing Waiver will expire on 31 December 2005 and the Company will, in accordance with the requirements of the Listing Rules, seek Independent Shareholders' approval for the Non-Exempt Continuing Connected Transactions and the respective Proposed Caps, as described below.

          The Company has undertaken an extensive review of the categorization of the continuing connected transactions using the Existing Categorisation with a view to presenting a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of transactions following each category more effectively going forward. New Categories of continuing connected transactions have now been identified which achieve this purpose, further details of the New Categories of the continuing connected transactions are set out in paragraphs headed "New Categories of continuing connected transactions under the Comprehensive Framework Agreements" below.

          The Group proposes to enter into the following continuing connected transactions with CNOOC and/or its associates, as set out in the Comprehensive Framework Agreements, which are categorised using the New Categories. The Directors expect that the Group will continuously enter into such transactions with CNOOC and/or its associates as described below, which will constitute continuing connected transactions for the Company under the Listing Rules.

New Categories of continuing connected transactions under the Comprehensive Framework Agreements

          The Company entered into a Comprehensive Framework Agreement on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the New Categories of continuing connected transactions, the details of which are set out below. The term of each of the Comprehensive Framework Agreements is for a period of two years from 1 January 2006, and is conditional upon Independent Shareholders' approval.

          o Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

               (a)  Exploration and support services;

               (b)  Oil and gas field development and support services;



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               (c)  Oil and gas field production and support services;

               (d)  Marketing, management and ancillary services;

               (e)  FPSO vessel leases;

          o Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates;

          o Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

               (a) Sales of petroleum and natural gas products;

               (b) Long term Sales of natural gas and liquefied natural gas.

          Since the establishment of CNOOC, certain associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process. The Group will continue to use these services provided by associates of CNOOC, including but not limited to COSL, OOECL and COBGL. CNOOC also provide certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.


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     Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

     (a)  Provision of exploration and support services to the Group

          The services provided by CNOOC and/or its associates to the Group on exploration operations include:

          o    well site survey;

          o    seismic data acquisition and processing;

          o    integrated exploration research services;

          o    exploration well operation;

          o    related technical services on exploration well;

          o    tow-boat, transportation and safety services;and

          o    other related technical and supporting services.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such exploration and payable to CNOOC and/or its associates were approximately RMB854 million, RMB1,330 million and RMB428 million respectively.

     (b) Provision of oil and gas development and support services to the Group

          The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

          o    platform survey;

          o    drilling and completion well operation;

          o    related technical services on drilling and completion;

          o design, construction, installation and tuning of production facilities;

          o    shipping transportation;

          o    provision of materials;

          o    integrated research on development techniques; and

          o    other related technical and supporting services.


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          For the two years ended 31 December 2004 and the six months ended 30
     June 2005, the charges for such oil and gas development services payable to CNOOC and/or its associates were approximately RMB2,765 million, RMB4,681 million and RMB2,513 million respectively.

     (c) Provision of oil and gas production and support services to the Group

          The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

          o    integrated research on production techniques;

          o    well workover;

          o    shipping transportation;

          o    oil tanker transportation;

          o    provision of materials;

          o    maintenance of platform;

          o    repair of equipment and pipeline;

          o    production operations;

          o    oil and gas production labour services;

          o    warehousing and storage;

          o    lease of equipment and building;

          o    road transportation services;

          o    telecommunication and network services;

          o    wharf services;

          o construction services, including roads, wharf, buildings, factories and water barrier;


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          o    maintenance and repair of major equipment;

          o    medical, childcare and social services;

          o    provision of water, electricity and heat;

          o    security and fire services;

          o    technical training;

          o    accommodation;

          o    maintenance and repair of buildings;

          o    catering services; and

          o    other related technical and supporting services.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such oil and gas production services payable to CNOOC and/or its associates were approximately RMB1,177 million, RMB1,354 million and RMB575 million respectively.

          (d) Provision of marketing, management and ancillary services to the Group

          CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

          o    marketing services;

          o    management;

          o    staff recruitment;

          o    publishing;

          o    telecommunications;

          o    leases of properties;

          o    property management;

          o    water, electricity and heat supply;

          o    car rental;


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          o    integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

          o    integrated research.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its associates were approximately RMB134 million, RMB249 million and RMB81 million respectively.

          In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises covering an aggregate area of approximately 50,000 square meters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

          CNOOC has also recently completed construction of a new office building in the Dongcheng District in Beijing, PRC which the Group may lease certain parts of as its new headquarter from January 2006. As its business continues to expand, the Group may, subject to the annual caps below, also enter into additional leases and management agreements with CNOOC and/or its associates from time to time.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the aggregate rentals and management fees payable by the Group were approximately RMB56.87 million, RMB76.72 million and RMB23.78 million, respectively. Sallmanns (Far East) Limited, an independent property valuer, has confirmed that the payments due under each of the lease agreements and the management agreement reflect the fair and reasonable commercial market rent and management fee, respectively.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the aggregate charges for marketing, management and ancillary services (including leasing and management of properties) payable to CNOOC and/or its associates were approximately RMB191 million, RMB326 million and RMB105 million respectively.

     Pricing of transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) to (d) above

          The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on arm's length negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.


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          If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

          (i)  state-prescribed prices; or

          (ii) where there is no state-prescribed price, market prices, including the local, national or international market prices; or

         (iii) when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant product or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

          The Company expects that the costs relating to any future contract with CNOOC and/or its associates will be on a similar basis.

          It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its associates and the Group, providing the relevant products or services and the relevant members of the Group requiring such products or services.

          Each agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

     (e) FPSO vessel lease agreements

          The Group leases floating production, storage and offloading (FPSO) vessel from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production. The Company currently leases a FPSO vessel for a term of 20 years from an associate of CNOOC, with such term being determined based on the expected term of oil and gas exploration, development and production. The Directors expects that the Group may enter into other FPSO leases with CNOOC and/or its associates from time to time as the operations of the Group expands. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2007, then the agreements falling under this category will terminate on that date. For the year ended 31 December 2004 and the six months ended 30 June 2005, the aggregate rentals payable by the Group were approximately RMB51.97 million and RMB74.07 million, respectively. There were no such transactions for the year ended 31 December 2003.


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     Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates

          In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraph (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

          o    technical consulting;

          o    technology transfer;

          o    management;

          o    technical research services; and

          o    other supporting services.

          There have been no such transactions for the two years ended 31 December 2004 and the six months ended 30 June 2005. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC requires the provisions of technical consulting, technical transfer, management services, technical research services and other related services from the Group and the Group may provide certain of these services to CNOOC and/or its associates in the near future.

     Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

     (a) Sales of petroleum and natural gas products

          The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volume of the natural gas and liquefied natural gas to CNOOC and/or its associates on short-term basis for the purpose of peak adjustment and to reap higher profits.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, sales of petroleum and natural gas products to CNOOC and/or its associates were approximately RMB8,324 million, RMB13,630 million and RMB11,837 million respectively.


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     (b) Long term sales of natural gas and liquefied natural gas

          The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilize the natural gas products in areas close to the exploration site, and in order to ensure the return on investment from exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

          The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf of Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates. In order to ensure the return on investment and to achieve the requirement of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

          It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales, with a term not exceeding 25 years. The Comprehensive Framework Agreements provide that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2007, then the agreements falling under this category will terminate on that date.

          For the year ended 31 December 2004 and the six months ended 30 June 2005, long term sales of natural gas to CNOOC and/or its associates were approximately RMB315 million and RMB272 million respectively. There were no such transactions for the year ended 31 December 2003. For the two years ended 31 December 2004 and the six months ended 30 June 2005, there have been no sales of liquefied natural gas to CNOOC and/or its associates.

     Reasons for and benefits of the New Categories of continuing connected transactions

          Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.

          The New Categories of continuing connected transactions as referred to in this circular are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the


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     long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.

          The Board considers that all the above New Categories of continuing connected transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our shareholders as a whole, and that the annual cap for each of the above New Categories of continuing connected transactions are fair and reasonable.

     Proposed Caps and rationale

          The Board has considered and proposed that the following Proposed Caps in respect of the New Categories of continuing connected transactions set as the maximum annual value of the relevant transactions above for the period from 1 January 2006 to 31 December 2007:


          The continuing
          connected             Historical amount/                                        Basis of determination
          transactions          Estimate for 2005            Proposed Caps                of the Proposed Caps

          Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

          (a) Exploration       For the two years            For the two years            The annual proposed caps
          and support           ended 31 December            ending 31 December           for the exploration and
          services              2004 and the six             2007, RMB2,117               support services have
                                months ended 30              million and RMB2,            been determined with
                                June 2005, RMB854            293, respectively            reference to previous
                                million, RMB1,330                                         transactions conducted
                                million and RMB428                                        and transaction amounts
                                million, respectively                                     in respect of the
                                Estimated to be RMB1,                                     exploration and support
                                538 million for the                                       services provided by
                                year ended 31 December                                    CNOOC and/or its
                                20051,538 million for                                     associates to the Group;
                                the year ended 31                                         the estimated increase
                                December 2005                                             in the level of exploration
                                                                                          activities by the Group
                                                                                          within the PRC; and the
                                                                                          expansion of overseas
                                                                                          risk survey. The Directors
                                                                                          are of the view that the
                                                                                          proposed caps provide
                                                                                          sufficient increment for
                                                                                          the Group to capture the
                                                                                          Group's future anticipated
                                                                                          expansion plan.




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          The continuing
          connected             Historical amount/                                        Basis of determination
          transactions          Estimate for 2005            Proposed Caps                of the Proposed Caps

          (b) Oil and gas       For the two years ended      For the two years ending     The annual proposed caps
          field development     31 December 2004 and the     31 December 2007, RMB7,      for the oil and gas
          and support           six months ended 30 June     628 million and RMB10,       field development and
          services              2005, RMB2,765 million,      458 million, respectively    support services have
                                RMB4,681 million and                                      been determined with
                                RMB2,513 million,                                         reference to previous
                                respectively Estimated                                    transactions conducted
                                to be RMB4,789 million                                    and transaction amounts
                                for the year ended 31                                     in respect of the oil
                                December 2005                                             and gas field
                                                                                          development and support
                                                                                          services provided by
                                                                                          CNOOC and/or its
                                                                                          associates to the Group;
                                                                                          and the estimated
                                                                                          expansion of existing
                                                                                          oilfields and the
                                                                                          development of several
                                                                                          newly discovered
                                                                                          oilfields offshore
                                                                                          China. The Directors are
                                                                                          of the view that the
                                                                                          proposed caps provide
                                                                                          sufficient increment for
                                                                                          the Group to capture the
                                                                                          Group's future
                                                                                          anticipated expansion
                                                                                          plan.

          (c) Oil and           For the two                  For the two                  The annual proposed caps
          gas field             years ended 31               years ending 31              for the oil and gas
          production            December 2004                December 2007,               field production and
          and support           and the six                  RMB3,935 million             support services have
          services              months ended 30              and RMB4,132,                been determined with
                                June 2005,                   respectively                 reference to previous
                                RMB1,177                                                  transactions conducted
                                million,                                                  and transaction amounts
                                RMB1,354                                                  in respect of the oil
                                million and                                               and gas field production
                                RMB575 million,                                           and support services
                                respectively                                              provided by CNOOC and/or
                                Estimated to be                                           its associates to the
                                RMB2,068                                                  Group; and the estimated
                                million for the                                           growth of the Group's
                                year ended 31                                             business, including the
                                December 2005                                             estimated expansion of
                                                                                          existing oilfields and
                                                                                          the development of
                                                                                          several newly discovered
                                                                                          oilfields offshore
                                                                                          China. The Directors are
                                                                                          of the view that the
                                                                                          proposed caps provide
                                                                                          sufficient increment for
                                                                                          the Group to capture the
                                                                                          Group's future
                                                                                          anticipated expansion
                                                                                          plan.

          (d) Marketing,        For the two                  For the two                  The annual proposed caps
          Management            years ended 31               years ending 31              for marketing, management
          ancillary services    management                   December 2004                and ancillaryservices have
                                and the six                  RMB478 million               been determined with
                                months ended 30              and RMB504                   reference to previous
                                June 2005,                   million,                     transactions conducted
                                RMB191 million,              respectively                 and transaction amounts
                                RMB326 million                                            in respect of the
                                and RMB105                                                marketing, management
                                million,                                                  and ancillary services
                                respectively                                              provided by CNOOC and/or
                                Estimated to be                                           its associates to the
                                RMB443 million                                            Group; the continued
                                for the year                                              expansion of the Group's
                                ended 31                                                  business and sales of
                                December 2005                                             oil and gas; and the
                                                                                          potential increase in
                                                                                          staffing. The Directors
                                                                                          are of the view that the
                                                                                          proposed caps provide
                                                                                          sufficient increment for
                                                                                          the Group to capture the
                                                                                          Group's future
                                                                                          anticipated expansion
                                                                                          plan.


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          The continuing
          connected             Historical amount/                                        Basis of determination
          transactions          Estimate for 2005            Proposed Caps                of the Proposed Caps

          (e) FPSO              For the year                 For the two                  The annual proposed caps
           vessel leases        ended 31                     years ending 31              for the FPSO leases have
                                December 2004                December 2007,               been determined with
                                and the six                  RMB453 million               reference to previous
                                months ended 30              and RMB463                   transactions conducted
                                June 2005,                   million,                     and transaction amounts
                                RMB51.97                     respectively                 in respect of the FPSO
                                million and                                               leases provided by CNOOC
                                RMB74.07                                                  and/or its associates to
                                million,                                                  the Group; and the
                                respectively                                              estimated increase in
                                Estimated to be                                           the number of oil fields
                                RMB149 million                                            requiring FPSO vessels.
                                for the year                                              The Directors are of the
                                ended 31                                                  view that the proposed
                                December 2005                                             caps provide sufficient
                                                                                          increment for the Group
                                                                                          to capture the Group's
                                                                                          future anticipated
                                                                                          expansion plan.


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          The continuing
          connected             Historical amount/                                        Basis of determination
          transactions          Estimate for 2005            Proposed Caps                of the Proposed Caps

          Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

          Provision of          There have                   For the two                  The annual proposed caps for
          management,           been no such                 years ending 31              the provision of management,
          technical,            transactions                 December 2007,               technical, facilities and
          facilities            for the two                  RMB50 million                ancillary services, including
          and                   years ended                  and RMB100                   the supply of materials to
          ancillary             31 December                  million,                     CNOOC and/or its associates
          services,             2004 and the                 respectively                 have been determined with
          including             six months                                                reference to the anticipated
          the supply            ended 30                                                  need by CNOOC and/or its
          of materials          June 2005                                                 associates for the provision
          to CNOOC              It is                                                     of such services as a result
          and/or its            expected                                                  of CNOOC's need to optimize
          associates            there will                                                its industrial chain to
                                be no such                                                facilitate its development
                                transactions                                              towards a world-class
                                for the year                                              integrated energy company.
                                ended 31                                                  The Directors are of the view
                                December 2005                                             that the proposed caps
                                                                                          provide sufficient
                                                                                          flexibility for the Group's
                                                                                          future anticipated business
                                                                                          activities.

          Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

          (a) Sales of          For the two years            For the two years ending     The annual proposed caps for
          petroleum and         ended 31 December 2004       31 December 2007, RMB33,     sales of petroleum and natural
          natural gas           and the six months           469 million and RMB44,199    gas products by the Group to
          products              ended 30 June 2005,          million respectively         CNOOC and/or its associates
                                RMB8,324 million,                                         have been determined with
                                RMB13,630 million and                                     reference to historical
                                RMB11,837 million,                                        transactions and transaction
                                respectively                                              amounts in respect of the sales
                                Estimated to be                                           of petroleum and natural gas
                                RMB28,320 million for                                     products by the Group to CNOOC
                                the year ended 31                                         and/or its associates; the
                                December 2005                                             ongoing development of existing
                                                                                          oilfields and the development
                                                                                          of several new oilfields
                                                                                          offshore China; the estimated
                                                                                          resultant increase in sales;
                                                                                          and the potential fluctuation
                                                                                          and increase in the prices of
                                                                                          crude oil. The increases in
                                                                                          such cap amounts also took into
                                                                                          account the fact that crude oil
                                                                                          from new oilfields, which is
                                                                                          expected to be made up of a
                                                                                          higher proportion of heavy
                                                                                          crude oil, needs to undergo
                                                                                          refining processes which are
                                                                                          carried out primarily by CNOOC
                                                                                          and/or its associates. The
                                                                                          Directors are of the view that
                                                                                          the proposed caps provide
                                                                                          sufficient increment for the
                                                                                          Group to capture the Group's
                                                                                          future anticipated expansion
                                                                                          plan.

          (b) Long term sales   For the year ended 31        For the two years ending     The annual proposed caps for
          of natural gas and    December 2004 and the        31 December 2007, RMB1,      sales of petroleum and natural
          liquefied natural     six months ended 30          960 million and RMB3,599     gas products by the Group to
          gas                   June 2005, RMB315            million respectively         CNOOC and/or its associates
                                million and RMB272                                        have been determined with
                                million, respectively                                     reference to historical
                                Estimated to be RMB563
                                million for the year
                                ended 31 December 2005










                                                          --25--




-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------

          The continuing
          connected             Historical amount/                                        Basis of determination
          transactions          Estimate for 2005            Proposed Caps                of the Proposed Caps

                                RMB272 million, respectively                              transactions and transaction
                                Estimated to be RMB563                                    amounts in respect of the sales
                                million for the year                                      of petroleum and natural gas
                                ended 31 December 2005                                    products by the Group to CNOOC
                                                                                          and/or its associates; the
                                                                                          ongoing development of existing
                                                                                          oilfields and the development
                                                                                          of several new oilfields in
                                                                                          offshore China; the estimated
                                                                                          resultant increase in sales;
                                                                                          and the potential fluctuation
                                                                                          and increase in the prices of
                                                                                          natural gas. The Directors are
                                                                                          of the view that the proposed
                                                                                          caps provide sufficient
                                                                                          increment for the Group to
                                                                                          capture the Group's future
                                                                                          anticipated expansion plan.


     Disclosure and/or Independent Shareholders' approval requirements

           Under the Listing Rules, the following categories amongst the New Categories of continuing connected transactions are exempted from the Independent Shareholders' approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios (other than the profits ratio), where applicable, in relation of each of these categories is, on a an annual basis, expected to be less than 2.5% under Rule 14A.34(1) of the Listing Rules:

           o   Marketing, management and ancillary services;

           o   FPSO vessel leases; and

           o Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates.

           Under the Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company will seek the Independent Shareholders' approval at the Second EGM for the Non-Exempt Continuing Connected Transactions and the applicable Proposed Caps on the condition that:

           1. The annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the applicable Proposed Cap;

           2.  (i)   The Non-Exempt Continuing Connected Transactions will be
                     entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties;
                     and

                                    --26--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


               (ii) The Non-Exempt Continuing Connected Transactions will be entered into in accordance with the relevant Comprehensive Framework Agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

           The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

     5. ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF 2002 SHARE OPTION SCHEME

           Existing Share Option Schemes

           Pre-Global Offering Share Option Scheme

           Under the Pre-Global Offering Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 23,100,000 Shares had been granted:

           (i) no option had been exercised by any grantee under the Pre-Global Offering Share Option Scheme;

          (ii) options to subscribe for 11,950,000 shares were outstanding and exercisable;

          (iii) options to subscribe for 11,150,000 shares had lapsed; and

          (iv)  no option had been cancelled.

           No further Options may be granted under the Pre-Global Offering Share Option Scheme.

     2001 Share Option Scheme

           Under the 2001 Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 44,100,000 Shares had been granted:

           (i) 1,150,000 Shares had been issued pursuant to the exercise of Options;

          (ii) options to subscribe for 26,100,000 Shares were outstanding and exercisable;

          (iii) options to subscribe for 16,850,000 Shares had lapsed; and

           (iv) no option had been cancelled.

           No further Options may be granted under the 2001 Share Option
     Scheme.


                                     --27--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------

     2002 Share Option Scheme

           Under the 2002 Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 158,620,000 Shares had been granted:

           (i) 1,150,100 Shares had been issued pursuant to the exercise of Options;

           (ii) options to subscribe for 30,233,333 shares were outstanding and exercisable;

          (iii) options to subscribe for 26,456,600 shares had lapsed; and

           (iv) no option had been cancelled.

           Upon adoption of the New Share Option Scheme and termination of the 2002 Share Option Scheme, no further Options may be granted under the 2002 Share Option Scheme.

           Save as disclosed above and up to the Latest Practicable Date, no other options have been granted to any eligible participant under any share option schemes of the Company. The Board confirms that prior to the Second EGM, it will not grant any further option under the 2002 Share Option Scheme. Besides the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme, there were no other subsisting share option schemes of the Company as at the Latest Practicable Date.

           Upon termination of the 2002 Share Option Scheme, no further option may be offered but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The above outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the New Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

           As at the Latest Practicable Date, there were in issue an aggregate of 41,054,675,375 Shares. Assuming no further Shares are issued prior to the date of the adoption of the New Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all options granted under existing share option schemes of the Company, and to be granted under the New Share Option Scheme or any other share option scheme adopted by the Company, must not in aggregate exceed 10% of the Shares in issue on the date of adoption (as at the Latest Practicable Date, such 10% limit represents approximately 4,105,467,537 Shares).

     Reasons for the New Share Option Scheme

           The Board recognizes the importance of developing the interest of the officers and employees (including Directors) of the Group in the growth and performance of the Group by providing such persons with the opportunity to acquire proprietary interests in the Company. The Company had undertaken a review of the 2002 Share Option Scheme and note that certain provisions could be clarified and improved. Accordingly, the Board proposes that the Company approve and adopt the New Share Option Scheme for the granting of Options to the Directors, officers and employees of the Group and other persons selected by the Board who have contributed or will contribute to the Group and that the 2002 Share Option Scheme be


                                    --28--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     terminated.

           Pursuant to the Listing Rules, the New Share Option Scheme is required to be approved by the Shareholders in general meeting before it may be implemented. Accordingly, the Board proposes to seek Shareholders' approval at the Second EGM for the adoption of the New Share Option Scheme and termination of the 2002 Share Option Scheme, a summary of the principal terms of which is set out in Appendix II of this circular.

     Number of Shares which may be issued under the New Share Option Scheme

           Subject to the fulfilment of all the conditions precedent as referred to in sub-section headed "Conditions Precedent to the New Share Option Scheme" below, the Board will have the authority to grant to the Directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board have contributed or will contribute to the Group, Options to subscribe for Shares provided that the number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes will not, in aggregate, exceed 10% of the issued capital of the Company at the date of adoption of the New Share Option Scheme (such 10% representing approximately 4,105,467,537 Shares). However, subject to the Company first obtaining further approval of Shareholders in general meeting, the limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other schemes must not exceed 30% of the issued capital of the Company in issue from time to time.

           On each grant of Options, the Board will specify the subscription price (being not less than the minimum price specified in the Listing Rules), the vesting schedule and any minimum holding period or performance targets which apply to the Options.

     Value of Options

           The Directors consider that it is not appropriate to state the value of all Options that can be granted pursuant to the New Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the value of the Options have not been determined. Such variables include the exercise price, exercise period, any lock up period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to Shareholders.


                                    --29--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     Conditions Precedent to the New Share Option Scheme

           The New Share Option Scheme is conditional on:

           (a) the Listing Committee granting approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme; and

           (b) passing of the Ordinary Resolution No.5 (as set out on page 66 of this circular) to adopt the New Share Option Scheme by the Shareholders in general meeting and to authorise the Directors to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the New Share Option Scheme, and to terminate the 2002 Share Option Scheme by the Shareholders in general meeting.

           Application will be made to the Listing Committee for the approval of the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of the options granted under the New Share Option Scheme.

           As at the Latest Practicable Date, no option has been granted or agreed to be granted by the Company under the New Share Option Scheme.

     6.    GENERAL

           The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

           The CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

     7.    SECOND EGM

           Approvals from the Shareholders will be sought at the Second EGM for the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction, the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) and the adoption of the New Share Option Scheme. A notice convening the Second EGM is set out on pages 65 to 67 of this circular.

           As CNOOC indirectly owns an aggregate of approximately 70.64% of the issued share capital of the Company, the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective associates will abstain from voting in relation to the resolutions approving the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps).


                                    --30--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


           There is no Shareholder that is materially interested in the proposed resolutions regarding the adoption of the New Share Option Scheme and therefore none of the Shareholders is required to abstain from voting in respect of such resolution.

           There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

           A pink form of proxy for use at the Second EGM is enclosed. Shareholders are requested to complete the pink form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time fixed for holding the meeting, if they do not intend to be present in person at the meeting.

     8.    RECOMMENDATION OF THE BOARD

           The Directors are of the opinion that the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction, the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) and the adoption of the New Share Option Scheme are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the relevant resolutions to be proposed at the Second EGM.

     9.    RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

           An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps), and Dao Heng Securities Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

           Dao Heng Securities Limited considers the terms of the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from Dao Heng Securities Limited containing its recommendation in respect of the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) is set out on pages 34 to 53 of this circular.



                                    --31--

-------------------------------------------------------------------------------
                            LETTER FROM THE BOARD
-------------------------------------------------------------------------------


           The Independent Board Committee, having taken into account the advice of Dao Heng Securities Limited, considers the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) fair and reasonable so far as the Independent Shareholders are concerned, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the relevant resolutions to be proposed at the Second EGM to approve the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps). The full text of the letter from the Independent Board Committee is set out on pages 32 to 33 of this circular.


                                                     Yours faithfully,
                                              For and on behalf of the Board
                                                       CNOOC Limited
                                                        Fu Chengyu
                                                         Chairman


                                    --32--

-------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
-------------------------------------------------------------------------------

                                CNOOC Limited
                (Translation of registrant's name into English)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                                                               10 December 2005

To the Independent Shareholders

Dear Sir or Madam,

             We have been appointed as the Independent Board Committee to advise you in connection with the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps), details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 10 December 2005 (the "Circular"), of which this letter forms part. We wish to draw your attention to the letter from Dao Heng Securities Limited as set out on pages 34 to 53 of this Circular. Terms defined in this Circular shall have the same meanings when used herein, unless the context otherwise requires.

             Having considered the information set out in the letter from the Board, the terms of the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed
Caps) and the advice of Dao Heng Securities Limited in relation thereto as set out on pages 34 to 53 of the Circular, we are of the view that the terms of the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the terms of the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) are in the interests of the Company and its Shareholders as a whole and the terms of the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the terms of the Non-Exempt Continuing Connected Transactions (including the Proposed Caps) are fair and reasonable so far as the Independent Shareholders are concerned.



                                    --33--

-------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
-------------------------------------------------------------------------------



             Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the Second EGM to approve the amendment to the Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transaction and the Non-Exempt Continuing Connected Transactions (including the Proposed Caps).

                               Yours faithfully,
             For and on behalf of the Independent Board Committee

    Sung Hong Chiu            Kenneth S. Courtis            Evert Henkes
Independent non-executive  Independent non-executive  Independent non-executive
       Director                  Director                   Director

  Tse Hau Yin, Aloysius                             Lawrence J. Lau
Independent non-executive                      Independent non-executive
        Director                                       Director



                                    --34--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------

Set out below is the text of the letter of advice from Dao Heng Securities to the Independent Board Committee and the Independent Shareholders prepared for inclusion in this circular.

(Translation of registrant's name into English)
DaoHeng Securities Ltd.


                                                               10 December 2005

The Independent Board Committee and the Independent Shareholders
CNOOC Limited
65/F, Bank of China Tower
1 Garden Road
Hong Kong

Dear Sirs,

                AMENDMENT TO EXISTING NON-COMPETE UNDERTAKING,
           REVISED CAP FOR EXISTING CONTINUING CONNECTED TRANSACTION
                                      AND
           NEW CATEGORISATION FOR CONTINUING CONNECTED TRANSACTIONS

             We refer to our engagement to advise the Independent Board Committee and the Independent Shareholders in relation to the amendment to the Existing Non-Compete Undertaking, Revised Cap for existing continuing connected transaction and new categorisation for continuing connected transactions (including determination of the Proposed Caps), details of which are set out in the letter from the Board in a circular dated 10 December 2005 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall bear the same meanings herein unless the context otherwise requires.

             The Company entered into the Supplemental Agreement with CNOOC on 8 December 2005 to amend the Existing Non-Compete Undertaking, whereby provided that it obtains the Company's prior written consent, CNOOC and/or its subsidiaries will be able to engage in the Businesses that are otherwise subject to the Existing Non-Compete Undertaking. At the same time, CNOOC has also irrevocably granted an option to the Company to acquire the relevant Business from CNOOC and/or its subsidiaries that are the subject of the consent. Such call option will be granted to the Company for no consideration, for an indefinite period, and will be exercisable by the Company at any time in the future.

             As at the Latest Practicable Date, CNOOC is indirectly interested in approximately 70.64% of the issued share capital of the Company, and therefore is a controlling shareholder of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Listing Rules. Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.



                                    --35--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------


             The Directors had been monitoring the Company's continuing connected transactions, and with the continued development and expansion of the business of the Group and based on internal estimates of the demand and the operating conditions of the continuing connected transactions, the Directors note that the existing cap for 2005 for one of the continuing connected transactions category under the Existing Waiver, namely, the provision of technical services, will not be sufficient for the Group's requirement, and therefore propose that the existing cap for the continuing connected transaction involving the provision of technical services be revised.

             The Company has undertaken an extensive review of the categorisation of the continuing connected transactions using the Existing Categorisation with a view to presenting a more coherent, logical and understandable picture to Shareholders, and also to enable the Company to monitor the status of transactions following each category more effectively going forward. New Categories of continuing connected transactions have now been identified which achieve this purpose, further details of the New Categories of the continuing connected transactions are set out in the letter from the Board in the Circular.

             The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Sung Hong Chiu, Mr. Kenneth S. Courtis, Mr. Evert Henkes, Mr. Tse Hau Yin, Aloysius and Mr. Lawrence J. Lau, has been formed to make a recommendation to the Independent Shareholders in relation to the amendment to the Existing Non-Compete Undertaking, Revised Cap for the "technical services" category of continuing connected transactions and New Categories of continuing connected transactions. We have been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard.

             In formulating our recommendations, we have relied on the accuracy of the information and representations contained in the Circular and as provided to us by the Directors. We have assumed that all information and representations made or referred to in the Circular and all information and representations which have been provided by the Directors, are true and accurate in all material respects and that all expectations and intentions of the Company or the Directors will be met or carried out as the case may be. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and referred to in the Circular, and we have been advised by the Directors that no material facts have been omitted from the information provided to us and referred to in the Circular. We consider that we have reviewed sufficient information and have made all reasonable steps to reach an informed view. We have not, however, conducted any form of independent investigation into the businesses and affairs or the financial position or the future prospects of the Group.



                                    --36--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------


PRINCIPAL FACTORS AND REASONS CONSIDERED

I.   Amendment to the Existing Non-Compete Undertaking

     In arriving at our opinion as to whether the amendment to the Existing Non-Compete Undertaking is fair and reasonable in so far as the Company and the Independent Shareholders as a whole are concerned, we have considered the following principal factors and reasons:

     1.   Recent listings

          The Company has noted that in recent listings, it is a common practice for non-compete undertakings between the listed issuer and its controlling shareholder to allow the controlling shareholder to directly or indirectly engage in competing businesses provided that prior written consent of the listed issuer is obtained. For example, in the case of China Netcom Group Corporation (Hong Kong) Limited (stock code: 906) ("China Netcom"), the decision as to whether a written consent will be given will be made by the board of China Netcom, which includes its independent non-executive directors.

     2.   Background of the Existing Non-Compete Undertaking

          Prior to the listing of the Company in 2001, CNOOC has undertaken to the Company, amongst others, that, so long as the Company's securities are listed on the Stock Exchange or other exchanges, the Company remains a non-wholly owned subsidiary of CNOOC, or CNOOC or any other PRC government controlled entity remains as the Company's controlling shareholder (or within 12 months immediately after CNOOC or any other PRC government controlled entity ceases to be the Company's controlling shareholder):

          (i) the Group will enjoy the exclusive right to exercise all of CNOOC's commercial and operational rights under PRC law and regulations relating to the exploration, development, production and sales of the PRC offshore oil and natural gas; and

          (ii) neither it nor any of its subsidiaries will engage or be interested, directly or indirectly, in oil and natural gas exploration, development, production and sales in or outside the PRC.

     3.   Reasons for the amendment to the Existing Non-Compete Undertaking

          It is stated in the letter from the Board that the Existing Non-Compete Undertaking does not currently provide for any mechanism by which CNOOC may take up opportunities even if the Company decides that it is not in its best interest to pursue them. The Board believes that the amendment to the Existing Non-Compete Undertaking will give flexibility to the Company and CNOOC in handling transactions, and will also improve the relationship between the Company and CNOOC and CNOOC's continued support to the Company. The Board also believes that the existence of a call option will adequately protect the Company and ensure that the Company can share in the opportunity if the Board considers at a later stage that it would be in the interests of the Company to undertake such Businesses.


                                    --37--
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     4.   Terms of the amendment to the Non-Compete Undertaking

          Amendment to Existing Non-Compete Undertaking

               The Company entered into the Supplemental Agreement with CNOOC on 8 December 2005 to amend the Existing Non-Compete Undertaking, whereby provided that it obtains the Company's prior written consent, CNOOC and/or its subsidiaries will be able to engage in the Businesses that are otherwise subject to the Existing Non-Compete undertaking. No consideration is payable by either party for entering into the Supplemental Agreement.

               The decision as to whether to give consent to CNOOC to engage in such Businesses will be made by the Board. The independent non-executive Directors will participate in making such decision and the reasons of the Board (including those of the independent non-executive Directors) for giving the written consent will be set out in an announcement, if such consent is given and CNOOC engages in such Business.

          Call option to acquire back the business

               In addition, under the Supplemental Agreement, CNOOC has also irrevocably granted an option to the Company to acquire the relevant Business from CNOOC and/or its subsidiaries that are the subject of the written consent. Such call option will be granted to the Company for no consideration, for an indefinite period, and will be exercisable by the Company at any time in the future. The consideration for the acquisition of the relevant Businesses will be negotiated on arms-length negotiation and on normal commercial terms, and the parties will enter into formal sale and purchase agreement in relation to such acquisition. The exercise of the call option and the acquisition of the relevant Businesses will constitute a connected transaction and the Company will comply with the requirements of Chapter 14 and 14A of the Listing Rules (as appropriate) upon the exercise of the call option.

     5.   Conclusion

          Having considered the above principal factors and reasons, in particular that, (i) the non-compete undertakings of some of the recent listings of companies have also included similar arrangements; (ii) the Board believes that the amendment to the Existing Non-Compete Undertaking gives flexibility to the Company and CNOOC in handling transactions;
     (iii) the Board considers that the existence of a call option will adequately protect the Company and ensure that the Company can share in the opportunity if the Board considers at a later stage that it would be in the interests of the Company to undertake such Businesses; (iv) the mechanism under the Supplemental Agreement, whereby provided that the decision as to whether to give consent to CNOOC to engage in such businesses will be made by the Board (including the independent non-executive Directors) and that the Company intends to comply with relevant requirements of Chapter 14 and 14A of the Listing Rules in the event that the Company shall exercise the call option and acquire the relevant Businesses from CNOOC and/or its subsidiaries (where they remain the connected persons of the Company, Independent Shareholders' approval, when appropriate, is required), are considered to be appropriate measures to govern the Company in carrying out such decision and acquisition, thereby safeguard the interests of the Independent Shareholders; and (v) the amendment to the Existing Non-compete Undertaking has provided an opportunity for the Company, in order to protect its interests and


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     prevent unnecessary losses, to shift the operating risks of certain high-risk projects that are not in the best interests of the Company to CNOOC provided that CNOOC has obtained a prior written consent from the Company, therefore, we are of the view that the terms of the amendment to the Existing Non-Compete Undertaking are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

II. Revised cap for the "technical services" category of continuing connected transactions

     In arriving at our opinion as to whether the revised cap for the "technical services" category of continuing connected transactions is fair and reasonable in so far as the Company and the Independent Shareholders as a whole are concerned, we have considered the following principal factors and reasons:

     1.   Operating environment of the Group

          The global oil sector has been marked with a persistent upward trend in oil prices, which has been mainly driven by the lack of spare capacity. Based on the information from Bloomberg, the price for crude oil futures has increased by approximately 87.5% since 2002. According to an Asia Pacific Energy research report produced by The Goldman Sachs Group, Inc., a positive industry outlook is expected and a continuing elevating crude oil price is forecasted for the rest of 2005 and for 2006.

     2. Background of the "technical services" category of continuing connected transactions

          Reference is made to the 2002 Circular in relation to the "technical services" category of continuing connected transactions between the Group and CNOOC and/or its associates. A number of specialised companies have been formed by CNOOC since its establishment to provide sub-contracting services for CNOOC's offshore oil and gas production activities. These specialised companies have provided services to the Group through bidding process.

          In connection with the restructuring of the Company in preparation for its initial public offering, CNOOC's associates transferred to the Group the existing technical services agreements with the specialised companies. In 2002, the specialised companies novated these agreements to COSL, which has since assumed the rights and obligations of the specialised companies thereunder, except in relation to the provision of engineering and construction services. The Group may terminate any of these agreements by giving 30 days' written notice to COSL or the specialised companies, as the case may be. The Group will continue to use the technical and labour services provided by COSL or the specialised companies, as the case may be, including (i) offshore drilling; (ii) ship tugging, oil tanker transportation and security services; (iii) well survey, well logging, well cementation and other related technical services; (iv) collection of geophysical data, ocean geological prospecting, and data processing; (v) platform fabrication service and maintenance; and (vi) design, construction, installation and test of offshore and onshore production facilities.

     3.   Reasons for the revision of cap

          Under the Existing Waiver, the charges for the above-mentioned technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, are subject to an annual cap of RMB5,853 million, RMB7,338 million and RMB4,880 million for each of the three financial years ending 31 December 2005. It is also a condition of the waiver that if any of the annual cap is exceeded,


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     the Company will comply with the provisions of the then Chapter 14
     (currently Chapter 14A) of the Listing Rules relating to connected transactions, unless it applies for and obtains a waiver from the Stock Exchange.

          For the two years ended 31 December 2004 and the six months ended 30 June 2005, the charges for such technical services payable to COSL (or its predecessors, as the case may be) and the specialised companies, as the case may be, were approximately RMB3,828 million, RMB6,362 million and RMB3,038 million, respectively. We understand from the Directors that these costs are based on arm's length negotiations with COSL and specialised companies on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors and, in the case of the specialised companies, are based on bidding process. The Directors had also been monitoring the Company's continuing connected transactions, and with the continued development and expansion of the business of the Group and based on internal estimates of the demand and the operating conditions of the continuing connected transactions, they consider the original annual cap for 2005 for such technical services will not be sufficient.

          We understand from the Directors that the revision of the existing cap for 2005 for the provision of such technical services is necessary. The annual Revised Cap has been determined with reference to previous transactions conducted and transaction amounts in respect of the provision of technical services by CNOOC and/or its associates to the Group. At the time when the relevant annual cap was first determined in 2002, some of the Company's developments were not anticipated, including many oil field development activities, which were originally scheduled for 2003 and 2004 being postponed to 2005. Coupled with new discoveries the Company has found, new projects coming on stream successfully, rapid expansion of the Group's operations in 2005, including overseas expansion and acquisitions and the increasing cost of supplies and raw materials over the years, the Group's demand for which had increased with its expansion, the Directors expect that the original annual cap for 2005 for such technical services of RMB4,880 million will not be sufficient for the Group's requirement, and therefore propose that the existing cap for the continuing connected transaction involving the provision of technical services be revised to RMB7,218 million.



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     4.   Terms of the revised caps for the "technical services"
          category of continuing connected transactions

          The Board has considered and proposed that the following Revised Cap in respect of the "technical services" category of continuing connected transactions using the Existing Categorisation be set for the maximum annual value of such transaction for the year ended 31 December 2005:

                                                                             Revised Cap
                                                                             for the financial
                                             Annual limit in the             year ended 31
          Historical amount                  Existing Waiver                 December 2005

          For the two years ended 31         For the three years ending 31   RMB7,218 million
          December 2004 and the six months   December 2005, RMB5,853
          ended 30 June 2005, RMB3,828       million, RMB7,338 million
          million, RMB6,362 million and      and RMB4,880 million,
          RMB3,038 million, respectively     respectively


          It is stated in the letter from the Board that the provision of technical services under the Existing Categorisation of continuing connected transactions are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company.

          Based on the above, Independent Shareholders should note that the aggregate limit under the Existing Waiver for the three years ending 31 December 2005 amounts to RMB18,071 million while the revised cap for the year ending 31 December 2005 of RMB7,218 million together with the actual amount payable by the Company of approximately RMB3,828 million and RMB6,362 million for each of the two financial years ended 31 December 2004 respectively aggregate to RMB17,408.

     5.   Conclusion

          Considering that (i) the fluctuation of the price of crude oil from time to time had posed difficulty for the Directors to accurately predict the market price fluctuations and the progress of new discoveries in advance and to take them into consideration at the time the original annual cap was determined; (ii) the unexpected postponement of certain oil field development activities that were originally scheduled for 2003 and 2004 to 2005; (iii) new discoveries the Company has found and new projects coming on stream successfully, which led to rapid expansion of the Group's operations in 2005; (iv) the proposed revision merely makes use of the unutilised annual caps for the previous two financial years ended 31 December 2004 under the Existing Waiver; and (v) the benefits to the Company associated with the continuation of provision of technical services and the long-term relationship between the Group and the CNOOC Group, we are of the view that the Revised Cap to RMB7,218 million for the year ending 31 December 2005, an increase of 47.9% as compared to the previous annual limit under the Existing Waiver for the year ending 31 December 2005 of RMB4,880 million, is fair and reasonable so far as the interests of the Company and the Independent Shareholders as a whole are concerned.


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III.   New categorisation for continuing connected transactions

       In arriving at our opinion as to whether the Non-Exempt
Continuing Connected Transactions are on normal commercial terms and were entered in the ordinary and usual course of business of the Company and the Non-Exempt Continuing Connected Transactions and the relevant cap amounts are fair and reasonable in so far as the Company and the Independent Shareholders as a whole are concerned, we have considered the following principal factors and reasons:

       1. Background of the new categorisation for continuing connected transactions

            The Independent Shareholders had approved certain continuing connected transactions between the Group and CNOOC and/or its associates under the Existing Categorisation at an extraordinary general meeting of the Company held on 23 December 2002 and the Existing Waiver was granted to the Company in relation to these continuing connected transactions. The Existing Waiver will expire on 31 December 2005.

            It is stated in the letter from the Board that the Company has undertaken an extensive review of the Existing Categorisation of the continuing connected transactions with a view to presenting a more consistent, logical and understandable picture to Shareholders, and also to enable the Company to monitor the status of transactions following each category more effectively going forward that has been grouped in accordance to the normal operation workflow of the Company. New Categories of continuing connected transactions have now been identified to achieve such purposes.

            The Group proposes to enter into continuing connected transactions with CNOOC and/or its associates, as set out in the Comprehensive Framework Agreements. The Directors expect that the Group will continuously enter into such transactions with CNOOC and/or its associates, which will constitute continuing connected transactions for the Company under the Listing Rules.

       2. Reasons for the new categorisation for continuing connected transactions

            Prior to the restructuring of CNOOC and the establishment of the Company, CNOOC and/or its associates and the Group operated as an integrated organisation, which underwent numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its associates will constitute continuing connected transactions for the Company under the Listing Rules.

            It is stated in the letter from the Board that the New Categories of continuing connected transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial for the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business.


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       3.   Non-Exempt Continuing Connected Transactions

            The Company entered into separate Comprehensive Framework Agreements on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the New Categories of continuing connected transactions. Amongst the New Categories of continuing connected transactions, only the Non-Exempt Continuing Connected Transactions are subject to Independent Shareholders' approval requirement. The other categories of continuing connected transactions are not subject to Independent Shareholders' approval requirement as each of the percentage ratios is, on an annual basis, less than 2.5% under Rule 14A.34(1) of the Listing Rules. The details of the Non-Exempt Continuing Connected Transactions are set out below. The term of each of the Comprehensive Framework Agreements is for a period of two years commencing 1 January 2006, and is conditional upon Independent Shareholders' approval.

            The Non-Exempt Continuing Connected Transactions are categorised as follows:

            o Provision of exploration, oil and gas development as well as oil and gas production provided various services by CNOOC and/or its associates to the Group

                (a) Exploration and support services;

                (b) Oil and gas field development and support services; and

                (c) Oil and gas field production and support services.

            o Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

                (a) Sales of petroleum and natural gas products; and

                (b) Long-term sales of natural gas and liquefied natural gas.

                Since the establishment of CNOOC, certain associates of CNOOC specialising in exploration, oil and gas development as well as oil and gas production services provided these services to the Group through bidding process. The Group will continue to use these services provided by associates of CNOOC, including but not limited to COSL, OOECL and COBGL. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

                A. Provision of exploration, oil and gas development as well as oil and gas production services by CNOOC and/or its associates to the Group

                   (a) Provision of exploration and support services to the Group

                        Under this category, the services provided by CNOOC
                   and/or its associates to the Group include, well site survey, seismic data acquisition and processing, integrated exploration


                                    --43--
                   research services, exploration well operation, related technical services on exploration well, tow-boat, transportation and safety services and other related technical and supporting services.

                        For the two years ended 31 December 2004 and the six
                   months ended 30 June 2005, the charges for such exploration and payable to CNOOC and/or its associates were approximately RMB854 million, RMB1,330 million and RMB428 million respectively.

                   (b) Provision of oil and gas development and support services to the Group

                        The services provided by CNOOC and/or its associates
                   to the Group in respect of oil and gas development operations include, platform survey, drilling and completion well operation, related technical services on drilling and completion, design, construction, installation and tuning of production facilities, shipping transportation, provision of materials, integrated research on development techniques and other related technical and supporting services.

                        For the two years ended 31 December 2004 and the six
                   months ended 30 June 2005, the charges for such oil and gas development services payable to CNOOC and/or its associates were approximately RMB2,765 million, RMB4,681 million and RMB2,513 million respectively.

                   (c) Provision of oil and gas production and support services to the Group

                        The services provided by CNOOC and/or its associates
                   to the Group under this category include, amongst others, integrated research on production techniques, well workover, shipping and oil tanker transportation, provision of materials, water, electricity and heat, maintenance and repair of platform, equipment, pipeline, buildings, production operations, warehousing and storage, lease of equipment and building, technical training, accommodation, and various services such as oil and gas production labour, road transportation, telecommunication and network, wharf, construction, medical, childcare and social, security and fire and catering services.

                        For the two years ended 31 December 2004 and the six
                   months ended 30 June 2005, the charges for such oil and gas production services payable to CNOOC and/or its associates were approximately RMB1,177 million, RMB1,354 million and RMB575 million respectively.



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         B.  Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

            (a)  Sales of petroleum and natural gas products

                 The Group may sell petroleum and natural gas products,
             including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in downstream petroleum business. Although most of the natural gas and liquefied natural gas will be sold under the long-term sales contracts as described below, the Group also sells certain volume of the natural gas and liquefied natural gas to CNOOC and/or its associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

                 For the two years ended 31 December 2004 and the six months ended 30 June 2005, sales of petroleum and natural gas products to CNOOC and/or its associates were approximately RMB8,324 million, RMB13,630 million and RMB11,837 million respectively.

            (b)  Long-term sales of natural gas and liquefied natural gas

                 The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum business. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilise the natural gas products in areas close to the exploration site, therefore, in order to ensure a return on investment from the exploration of natural gas for the Group, the Group will usually enter into long-term sales contracts with a term of 15 to 20 years. As advised by the Directors, this is also a common market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

                 The Group has also invested and acquired interests in
             liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf of Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from such gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates. In order to ensure the return on investment and to achieve the requirement of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will not be more than 25 years.

                 For the year ended 31 December 2004 and the six months ended
             30 June 2005, long-term sales of natural gas to CNOOC and/or its associates were approximately RMB315 million and RMB272 million respectively. There were no such transactions for the year ended 31 December 2003. For the two years ended 31 December 2004 and the six months ended 30 June 2005, there have been no sales of liquefied natural gas to CNOOC and/or its associates.


                                    --45--

      4.     Pricing of transactions

             We have reviewed the Comprehensive Framework Agreements covering the above Non-Exempt Continuing Connected Transactions and note that for the case of provision of exploration, oil and gas development as well as oil and gas production services provided by CNOOC and/or its associates to the Group, the charges payable to CNOOC and/or its associates will be based on arm's length negotiations with CNOOC and/or its associates on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

             Should the above pricing principle for a particular product or service cease to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following pricing principle:-

             (i)   state-prescribed prices; or

             (ii) where there is no state-prescribed price, market prices, including the local, national and international market prices; or

             (iii) where neither (i) or (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant products or services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 10%, before any applicable taxes.

             For the case of sales of petroleum and natural gas products by the Group to CNOOC and/or its associates, the charges payable to the Group will be determined based on the following pricing principle:-

               (i) state-prescribed prices; or

              (ii) where there is no state-prescribed price, market prices, including the local, national and international market prices.

             The priority of the above pricing structure is set under (i) to
      (iii) such that the pricing mechanism in (ii) and (iii) would only apply where the preceding pricing mechanism(s) are inapplicable. We concur with the Directors that such basis is fair and reasonable as far as the interests of the Company and the Independent Shareholders as a whole are concerned, given that (i) and (ii) are based on the state-prescribed prices and market prices, including the local, national or international market prices respectively.



                                    --46--
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             In the event that neither of the pricing mechanisms referred to in (i) or (ii) is applicable, the Comprehensive Framework Agreements provides that the service charges payable will be based on the pricing mechanism referred to in (iii), where a margin of not more than 10% (before any applicable taxes) over the cost to CNOOC and/or its associates or the Group (as the case may be) of providing services in relation to oil and gas development operations, including the cost of sourcing or purchasing from third parties will be embedded. To justify the fairness and reasonableness of such pricing mechanism referred to in
      (iii) above, we have made reference to four oil field services companies listed on the New York Stock Exchange, namely Schlumberger Limited (NYSE: SLB), Baker Hughes Incorporated (NYSE: BHI), Smith International Inc. (NYSE: SII) and Halliburton Company (NYSE:HAL).

             We set out below the operating profit margins of the above-mentioned oil field service companies and their corporate profiles.


                                                                                            Operating profit margin
             Name of company           Corporate Profile                         Year ended         Year ended        Year ended
                                                                                 31.12.2002         31.12.2003        31.12.2004

             Schlumberger Limited      one of the largest oil field services     15.6%              17.4%             17.6%
             (NYSE: SLB)               companies in the world which provides
                                       a full range of oil and gas services,
                                       including seismic surveys, drilling,
                                       wireline logging, well construction and
                                       completion and project management
             Baker Hughes              a leading provider of drilling and        15.0%              14.3%             17.4%
              Incorporated             formation evaluation services which
              (NYSE: BHI)              operates in over 90 countries worldwide
                                       to international oil and gas companies
             Smith International       A leading worldwide supplier of drilling  11.7%              12.8%             13.1%
              Inc. (NYSE: SII)         related engineering services and
                                       premium products to oil and gas
                                       exploration and production companies       9.3%              11.8%             15.8%
             Halliburton Company       A leading provider of oil field services
              (NYSE:HAL)               such as pressure pumping, production
                                       enhancement and well drilling

             As the margin of not more than 10% (before any applicable taxes) embedded into the pricing mechanism referred to in (iii) above lies in the lower range of 9.3% and 17.6% as recorded by the above-mentioned four comparables over the three years ended 31 December 2004, we consider the overall pricing of the Non-Exempt Continuing Connected Transactions fair and reasonable as far as the interests of the Independent Shareholders are concerned.

      5.     Term of the transaction

             We note from the Comprehensive Framework Agreements that members of the Group may enter into separate and definitive agreements from time to time with CNOOC and/or its associates for a term not more


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      than 20 years and 25 years for the case of FPSO vessel leasing and long-term sales of natural gas and liquefied natural gas respectively. Under Rule 14A.35(1) of the Listing Rules, the period for agreements in relation to non-exempt continuing connected transactions must not exceed three years in the absence of special circumstances.

             We understand from the Directors that in view of the large size of capital investment, it is common for oil companies to enter into agreements for a long duration in order to ensure a reasonable return can be achieved in projects invested. In this regard, reference has been made to information in the public domain relating to the energy sector. It is noted in Halliburton Company's annual report for 2004 that a company under its energy services group has contracts over five years to cementing, stimulating, directional drilling, logging-while-drilling and mud logging services and it is also stated that given the tightness of service company capacity, customers are increasingly seeking to secure oil field services with long-term contracts. Given FPSO vessels are usually located next to the offshore oil platforms and serve as an integrated part during offshore oil and gas production for processing, storage and channelling of crude oil, the Directors are of the view that the terms of FPSO vessel leases should better tie with that expected duration of the oil and gas exploration, development and production projects of the Group. Based on the aforesaid, we consider that it is a normal business practice for the Company to enter into FPSO vessel lease agreements that are of duration of more than three years.

             For the case of long-term sales of natural gas and liquefied natural gas by the Group, we understand from the Directors that it is a market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields in order to ensure a reasonable return on investment by oil companies. We noted an article on (Translation of registrant's name into English) (China Natural Gas Industry Website) that Ras Gas Company, one of the world's leading liquefied natural gas companies, and ExxonMobil Ras Laffan III Limited entered into coorperation agreement to develop a liquefied natural gas project and supply the products mainly to the United States for 25 years. We also noted in Petrochina Company Limited's prospectus dated 27 March 2000 that Petrochina Company Limited agreed to provide refined products, chemical products, natural gas and crude oil to China National Petroleum Corporation for 10 years. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilise the natural gas products in areas close to the exploration site, and in order to ensure the return on investment from exploration of natural gas, the Directors are of the view that the term of the sales contracts of natural gas and liquefied natural gas should be of duration of 15 to 20 years. Based on the aforesaid, we consider that it is a normal business practice for the Company to enter into sales contracts of similar nature that are of duration of more than three years. However, in any event, according to the Comprehensive Framework Agreement, if the Company is unable to obtain approval of the annual caps for these two categories of continuing connected transactions after 31 December 2007, then the agreements falling under these two categories will terminate on that date.

             Although the nature of the transactions under "FPSO vessel lease agreements" and "long-term sales of natural gas and liquefied natural gas" categories render it a normal business practice for contract of this type to be of such duration, these two agreements, which are subject to the overriding provisions set out in the Comprehensive Framework Agreement and effectively have a term of two years only, would not adversely affect the interests of the Independent Shareholders and the Company as a whole.


                                    --48--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------


      6.     Proposed caps for the Non-Exempt Continuing Connected Transactions

             Set out below are the details of the historical amount of each of the Non-Exempt Continuing Connected Transaction for the two financial years ended 31 December 2004 ("FY03" and "FY04", respectively) and estimated amount for the year ending 31 December 2005 ("FY05" and the relevant Proposed Caps for the two financial years ending 31 December 2007 ("FY06" and "FY07", respectively):

      A. Provision of exploration, oil and gas development as well as oil and gas production services by CNOOC and/or its associates to the Group

             The transactions                    Historical/estimated amount             Proposed Caps
                                             FY03        FY04            FY05      FY06          FY07

             (a)  Exploration and support    854         1,330           1,538     2,117         2,293
                  services (RMB million)
                  Growth rate ("%")          n.a.        +55.7           +15.6     +37.6         +8.3

             Exploration is the first step in the production process for an oil and gas company. As advised by the management of the Company, an exploration activity typically takes one to two years to complete and the success ratio in exploring an oilfield is normally approximately 30%. There are two types of exploration, namely risk exploration (Translation of registrant's name into English) where the Company explores a completely new site; and rollover exploration (Translation of registrant's name into English), where the Company explores a site that is next to an oilfield that is currently in production. After an exploration activity has been completed successfully, the oilfield will then proceed to the development phase. As advised by the management of the Company, the amount of exploration and support services needed for a particular year is dependent on the Company's long-term development plan and the results of the exploration activities in the past years.

             We are aware that the growth rate in the amount of services under this category for FY05 of 15.6% is significantly less than that for FY04 and as advised by the management of the Company, it is a general plan of the Company to involve in more exploration activities, however, for FY05, some of the exploration activities that the Company has engaged in have not resulted in success in the beginning stage and therefore, the Company has decided not to proceed with those exploration activities and as a result, the growth rate of the amount of services under this category estimated for FY05 is relatively smaller even though the Company planned to expend more in this regard in FY05.

             For FY06 and FY07, the Company has planned to continue to engage in more exploration activities, with a goal to achieve a compound annual growth rate ("CAGR") of overall production volume of 7% to 11% for the year ending 31 December 2010 as compared to that for FY05. The management of the Company advised that, with the Company's increased scale of business and in order to achieve the said CAGR in the medium term and to attain a stable return to its Shareholders in the long term, the Company will need to continuously engage in an increasing amount of exploration activities, where such exploration activities may lead to successful or unsuccessful outcome. Given that the success ratio in exploring an oilfield is normally approximately 30% as mentioned above, we consider that the growth rate of 37.6% for exploration and support services (for FY06) for the Company is to achieve the goal of CAGR of 7% to 11% in overall production volume for the year ending 31 December 2010 as compared to that of FY05.


                                    --49--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------


             We have discussed with the management of the Company on the future business plan, in particular, as regards the exploration activities, and considered the plan was prepared by the Company after due and careful enquiry. Taking into account the above basis, we consider that the new cap amounts for each of the two financial years ending 31 December 2007 set at RMB2,117 million and RMB2,293 million respectively are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

             The transactions                  Historical/estimated amount         Proposed Caps
                                           FY03          FY04          FY05     FY06        FY07

             (b)  Oil and gas field        2,765         4,681         4,789    7,628       10,458
                  development and
                  support services
                  (RMB million)
                  Growth rate ("%")        n.a.          +69.3         +2.3     +59.3       +37.1

             As advised by the management of the Company, development of oil and gas fields is the next step in the production process of an oil and gas company following exploration, provided that oil or gas is found after completion of the exploration activities. The development of an oilfield typically takes three to four years to complete, where after development an oilfield will then proceed to the production phase.

             We are advised by the management of the Company that the relatively higher growth rate for exploration and support services for FY04 of 55.7% (which shows a high concentration of exploration activities for that year) reflects the high growth rate for oil and gas field development and support services for FY06 of 59.3% (which shows a high concentration of development activities approximately two years after the high concentration of exploration activities in FY04).

             We are also aware that the growth rate in the amount of services under this category for FY05 of 2.3% is significantly lower than that of FY04 and as advised by the management of the Company, a high concentration number of oilfields that were undergoing the development phase reached their peak in FY03 and FY04, and hence the high growth in the historic transaction amount for the services under this category for FY04. According to the management of the Company, these oilfields were expected to complete their development phase and commenced production in FY05 and as a result, the growth rate of the estimated transaction amount for oil and gas field development and support services for FY05 is relatively smaller. The management of the Company also advised us that the net increase of oilfields under development for FY06 is expected to be four, which is higher than that of FY04 and FY05 (whereas there was one only, respectively). It is also evidenced by the fact that the estimated oil and gas field production and support services (i.e. the transactions described under the heading "(c) Oil and gas field production and support services" below) for FY05 registered a year-on-year growth of 52.7% as opposed to 15% for FY04 following a high concentration number of oilfields have completed their development stage in FY04, which is considered to be in line with the production workflow of the Company.

             We have discussed with the management of the Company on the future business plan, in particular, as regards development activities, and considered the plan was prepared by the Company after due and careful enquiry. Taking into account the above basis, we consider that the new cap amounts for each of the two financial years ending 31 December 2007 set at RMB7,628 million and RMB10,458 million respectively are


                                    --50--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------

      fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

             The transactions               Historical/estimated amount         Proposed Caps
                                           FY03        FY04         FY05      FY06         FY07

             (c)  Oil and gas field        1,177       1,354        2,068     3,935        4,132
                  production and
                  support services
                  (RMB million)
                  Growth rate ("%")        n.a.        +15.0        +52.7     +90.3        +5.0


             As advised by the management of the Company, when an oilfield has completed its development phase, it will then commence production. The production period of an oilfield differs vastly among different oilfields, ranging from as short as three or five years to as long as 30 years.

             We note that the Proposed Cap for FY06 registers a substantial year-on-year growth as compared to those for FY04 and FY05. Having discussed with the management of the Company, we were advised that the significant increment in the amount of the Proposed Cap as opposed to the historical amounts are mainly due to (i) the Company's estimated expansion of existing oilfields, which will attribute to approximately 30% and 19% of the growth of the Proposed Cap for FY06 and FY07 respectively; (ii) the estimated increase in the number of oilfields in production from 45 in FY05 to 52 in FY06 and to approximately 55 in FY07; (iii) the anticipated increase in the future price of raw materials and wage expenses, which will attribute to approximately 13% of the growth of the Proposed Cap for FY06; and (iv) the Company's increased involvement in the operation of oilfields, where such oilfields are expected to reach a peak of production utilisation in 2006, which will lead to an increase in the need for oil and gas field production and support services, where this factor will attribute to approximately 16% of the growth of the Proposed Cap for FY06. In light of the oilfield development activities reached its peak in FY03 and FY04, it is considered that the significant increase in the Company's production activities in FY05 and FY06 reasonable in light of the time span required from oil and gas exploration to production of about four to six years and the significant growth in expenditure for exploration and development services in the past years.

             We have discussed with the management of the Company on the future business plan, in particular, as regards production activities, and considered the plan was prepared by the Company after due and careful enquiry. Taking into account the above basis, we consider that the new cap amounts for each of the financial years ending 31 December 2007 set at RMB3,935 million and RMB4,132 million respectively are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

      B. Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

             The transactions                  Historical/estimated amount      Proposed Caps
                                              FY03         FY04       FY05      FY06      FY07

             (a)  Sales of petroleum and      8,324        13,630     28,320    33,469    44,199
                  natural gas products
                  (RMB million)
                  Growth rate ("%")           n.a.         +63.7      +107.8    +18.2     +32.1

                                    --51--

------------------------------------------------------------------------------
                   LETTER FROM INDEPENDENT FINANCIAL ADVISOR
------------------------------------------------------------------------------


             As advised by the management of the Company, the growth of the historic amounts under this category was driven by (i) the growth of the Group in its production volume of petroleum and natural gas; and (ii) the increase in prices of crude oil. We have also taken reference to the Company's historic overall oil and gas sales as stated in its annual report for FY04, where the growth in overall oil and gas sales for FY04 as compared to that for FY03 was approximately 31.2%.

             Having discussed with the management of the Company, we were advised that the increment in the amount of the Proposed Cap as opposed to the historic amounts are mainly due to (i) the estimated increase in the number of oilfields in production from 45 in FY05 to 52 in FY06 and to approximately 55 in FY07; (ii) the Group's involvement as operator of certain oilfields in the future (in replacement of current operators, who are independent third parties to the Group and to CNOOC and its associates), which is estimated to lead to an increase in sales of petroleum and natural gas products between the Group and CNOOC and/or its associates by approximately 15% for FY06; (iii) the expected increase in demand for petroleum and natural gas products from CNOOC and/or its associates for approximately 30% and 60% for FY06 and FY07 respectively in light of the Group's increase in heavy crude oil and natural gas output; and (iv) the anticipated increase of approximately 8% in international crude oil prices.

             We have discussed with the management of the Company on the future business plan and considered the plan was prepared by the Company after due and careful enquiry. Taking into account the above basis, we concur with the view of the Directors that the new cap amounts for each of the two financial years ending 31 December 2007 set at RMB33,469 million and RMB44,199 million respectively are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

             The transactions           Historical/estimated amount             Proposed Caps
                                       FY03        FY04        FY05            FY06        FY07

             (b) Long-term sales of    n.a.        315         563             1,960       3,599
                 natural gas and
                 liquefied natural gas
                 (RMB million)
                 Growth rate ("%")     n.a.        n.a.        +78.7           +248.1      +83.6

             As advised by the management of the Company, the relatively small transaction amount for FY04 was due to the fact that the natural gas field only commenced production in 2004 and has not reached its designed natural gas production volume until 2005, which also explains the significant 78.7% growth for FY05.

             Having discussed with the management of the Company, we were advised that the significant increment in the amount of the Proposed Cap as opposed to the historical amounts are mainly due to (i) the commencement of production of a total of four newly discovered natural gas fields for FY06 and FY07 which will lead to a substantial increase in production volume of natural gas as opposed to one natural gas field in production for FY05; (ii) the commencement of the sale of liquefied natural gas from the Company's liquefied natural gas project in North West Shelf of Australia to CNOOC and/or its associates in 2006; (iii) the expected increase in demand for natural gas and liquefied natural gas from CNOOC and/or its associates for approximately 50% and 87% for FY06 and FY07 respectively in light of the Group's increase

                                    --52--
      in natural gas and liquefied natural gas output; and (iv) the anticipated positive adjustment of natural gas prices by relevant governmental authorities.

             We have discussed with the management of the Company on the future business plan and considered the plan was prepared by the Company after due and careful enquiry. Taking into account the above basis, we concur with the view of the Directors that the new cap amounts for each of the two financial years ending 31 December 2007 set at RMB1,960 million and RMB3,599 million respectively are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

      7.     Conclusion

             We have reviewed the historical figures provided by the Company for each of the Non-Exempt Continuing Connected Transactions during the period from FY03 to FY05 and the Comprehensive Framework Agreement and discussed with the management of the Company as to the future development and expansion plan of the Company and the potential impact of the volatility of future oil and natural gas prices on the Company's future total operating revenues and total operating expenses, we are of the view that (i) the Non-Exempt Continuing Connected Transactions will be carried out in the ordinary course of business of the Group and on normal commercial terms; (ii) the Proposed Caps for the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; and
      (iv) the entering into the Non-Exempt Continuing Connected Transactions is in the interest of the Company and the Independent Shareholders as a whole.

RECOMMENDATION

      Having considered the above principal factors and reasons, we are of the view that the terms of the amendment to the Existing Non-Compete Undertaking, the Revised Cap for the "technical services" category of continuing connected transactions and the terms of the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps are fair and reasonable as far as the interests of the Company and the Independent Shareholders as a whole are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM.

                               Yours faithfully,
                             For and on behalf of
                          Dao Heng Securities Limited
                  Venus Choi                       Jenny Leung
            Executive Director             Director, Corporate Finance




                                    --53--

------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
------------------------------------------------------------------------------


1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the
SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

     Interests in share options granted by the Company

                                                                                         Underlying shares
                                                                                       granted pursuant to
     Name of Grantee                Date of Grant              Exercise Price                      options
                                                                        (HK$)
     Fu Chengyu                     12 March 2001                        1.19                    1,750,000
                                    27 August 2001                      1.232                    1,750,000
                                    24 February 2003                    2.108                    1,150,000
                                    5 February 2004                     3.152                    2,500,000
                                    31 August 2005                       5.62                    3,500,000

     Luo Han                        12 March 2001                        1.19                    1,400,000
                                    27 August 2001                      1.232                    1,150,000
                                    24 February 2003                    2.108                    1,150,000
                                    5 February 2004                     3.152                    1,150,000
                                    31 August 2005                       5.62                    1,610,000

     Zhou Shouwei                   12 March 2001                        1.19                    1,400,000
                                    27 August 2001                      1.232                    1,750,000
                                    24 February 2003                    2.108                    1,750,000
                                    5 February 2004                     3.152                    1,750,000
                                    31 August 2005                       5.62                    2,450,000

     Cao Xinghe                     31 August 2005                       5.62                      800,000

     Wu Zhenfang                    31 August 2005                       5.62                      800,000



                                    --54--

------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
------------------------------------------------------------------------------



     Wu Guangqi                     31 August 2005                       5.62                    1,610,000

     Yang Hua                       12 March 2001                        1.19                    1,150,000
                                    27 August 2001                      1.232                    1,150,000
                                    24 February 2003                    2.108                    1,150,000
                                    5 February 2004                     3.152                    1,150,000
                                    31 August 2005                       5.62                    1,610,000

     Chiu Sunghong                  5 February 2004                     3.152                    1,150,000

     Evert Henkes                   5 February 2004                     3.152                    1,150,000

     Kenneth S Courtis              5 February 2004                     3.152                    1,150,000

     Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or
(iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange;

3.   SUBSTANTIAL SHAREHOLDER

     As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

     Name of substantial
     shareholder of the                                                    Approximate percentage of
     Company                        Number of shares                             total issued shares
                              Directly held     Indirectly held
     CNOOC (BVI)           28,999,999,995                      -                              70.64%
     OOGC                               5         28,999,999,995                              70.64%
     CNOOC                              -         29,000,000,000                              70.64%

Note: CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.



                                    --55--

------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
------------------------------------------------------------------------------


     All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

     Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.   PROFESSIONAL QUALIFICATION AND CONSENT

     The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

     Names                                 Qualifications
     Dao Heng Securities Limited           A corporation licensed to carry out type 1 (dealings in
                                           securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
     Sallmanns (Far East) Limited          Independent property valuer

     (a) As at the Latest Practicable Date, none of Dao Heng Securities Limited and Sallmanns (Far East) Limited has any beneficial interest in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and have any interest, either directly or indirectly, in any assets which have been, since 31 December 2004, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

     (b) Dao Heng Securities Limited and Sallmanns (Far East) Limited have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their opinion and letter, as the case may be, and the reference to their names included herein in the form and context in which they respectively appear.

5.   LITIGATION

     Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.



                                    --56--

------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
------------------------------------------------------------------------------


6.   MATERIAL ADVERSE CHANGE

     As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2004, the date to which the latest published audited financial statement of the Company were made up.

7.   SERVICE CONTRACTS

     As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

8.   INTERESTS OF DIRECTORS

     (a) The Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

     (b) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

     (c) Since 31 December, 2004, the date to which the latest published audited consolidated accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

9.   PROCEDURES FOR DEMANDING A POLL

     Pursuant to Article 69(a) of the Articles of Association, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

     (a)  the Chairman of such meeting; or

     (b) at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting; or

     (c) any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

     (d) any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.



                                    --57--

------------------------------------------------------------------------------
APPENDIX I                                                 GENERAL INFORMATION
------------------------------------------------------------------------------


10.  GENERAL

     (a) The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

     (b) The Company's registrar is Hong Kong Registrars Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (c)  The secretary of the Company is Cao Yunshi.

     (d) The English text of this circular shall prevail over the Chinese text.

11.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours at the offices of Herbert Smith at 23/F, Gloucester Tower, 11 Pedder Street, Central, Hong Kong, from the date of this circular up to and including 27 December 2005:

     (a)  the Articles of Association of the Company;

     (b)  the Supplemental Agreement;

     (c) the Comprehensive Framework Agreements entered into between the Company and each of CNOOC, COSL and OOECL;

     (d) the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 32 to 33 of this circular;

     (e) the letter issued by Dao Heng Securities Limited, the text of which is set out on pages 34 to 53 of this circular;

     (f) the letter issued by Sallmanns (Far East) Limited confirming the matters set out in the Letter from the Board on page 18 of this circular;

     (g)  the rules of the New Share Option Scheme; and

     (h) the written consents of Dao Heng Securities Limited and Sallmanns (Far East) Limited referred to in paragraph 4 of this appendix.



                                    --58--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------


     The following is a summary of the terms required to be included in the New Share Option Scheme as required by the Listing Rules:

1.   Purpose of the New Share Option Scheme

     The purpose of the New Share Option Scheme is to provide incentive and/or reward to Grantees for their contribution to, and continuing efforts to promote the interests of, the Group.

2.   Eligible Grantees

     Any Director or employee of the Group and any other person (including a consultant or adviser) who, in the sole discretion of the Board, has contributed or will contribute to the Group, are eligible to participate in the New Share Option Scheme.

3.   Maximum Number of Shares

     The total number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme or any other share option scheme adopted by the Company must not, in aggregate, exceed 30% (or such other percentage as may be allowed under the Listing Rules) of the total number of Shares in issue from time to time (as at the latest Practicable Date such 30% being approximately 12,316,402,612 Shares). As at the date of adoption of the New Share Option Scheme, the maximum number of Shares which may be issued upon exercise of all options granted under existing share option schemes of the Company, and to be granted under the New Share Option Scheme or any other share option scheme adopted by the Company must not in aggregate exceed 10% of the Shares in issue on the date of adoption (as at the Latest Practicable Date, such 10% limit represents 4,105,467,537 Shares). Options which have lapsed shall not be counted in calculating the 10% limit. However, the Company may renew this 10% limit with shareholders' approval provided that each such renewal may not exceed 10% of the Shares in issue as at the date of the shareholders' approval. The Company may seek separate approval by Shareholders in general meeting for granting options beyond the 10% limit provided the options in excess of the limit are granted only to Grantees specifically identified by the Company before such approval is sought.

     The Directors consider that it is not appropriate to state the value of all Options that can be granted pursuant to the New Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the value of the Options have not been determined. Such variables include the exercise price, exercise period, any lock up period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to Shareholders.

4.   Maximum Number of shares per Grantee

     Unless approved by Shareholders, the total number of Shares issued and to be issued upon exercise of the Options granted to each Grantee (including both exercised and unexercised Options) under the New Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the Shares in issue.



                                    --59--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------


5.   Exercise of Options

     (a) The period within which the Options must be exercised will be specified by the Company at the time of grant. This period must expire no later than 10 years from the Offer Date, subject to the provisions of the New Share Option Scheme relating to early termination as summarized below.

     (b) Subject to paragraphs 5(c) and 13(e) below, where the holder of an outstanding Option ceases to be an eligible person under the New Share Option Scheme for any reason, the Option shall lapse three months after the date of cessation and not be exercisable unless the Board otherwise determines in which event the Option shall be exercisable to the extent and within such period (not exceeding 90 days) as the Board may determine. The date of such cessation shall be (i) if he is an employee of the Group, his last actual working day at his work place with the Group whether salary is paid in lieu of notice or not; or (ii) if he is not an employee of the Group, the date on which the relationship constituting him an eligible person ceases.

     (c) Where the Grantee of an outstanding Option dies before exercising the Option in full or at all, the Option may be exercised up to the entitlement of such Grantee or, if appropriate, an election made pursuant to paragraphs 5(d), (e) and (f) below by his or her personal representatives within 12 months of the date of death.

     (d) If a general offer by way of a take-over is made to all the Shareholders (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional, the Company shall give notice thereof to the Grantee and the Grantee (or his personal representatives) may by notice in writing to the Company within 30 days after such offer becoming or being declared unconditional exercise the Option to its full extent or to the extent specified in such notice.

     (e) If a general offer by way of a scheme of arrangement is made to all the Shareholders and the scheme has been approved by the necessary number of Shareholders at the requisite meetings, the Company shall give notice thereof to the Grantee and the Grantee (or his personal representatives) may thereafter (but before such time as shall be notified by the Company) by notice in writing to the Company exercise the Option to its full extent or to the extent specified in such notice.

     (f) In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of this paragraph) and thereupon, each Grantee (or his or her personal representatives) shall be entitled to exercise all or any of his Options at any time not later than five business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than three business days immediately prior to the date of the proposed general meeting referred to above, issue and allot the relevant Shares to the Grantee credited as fully paid.



                                    --60--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------


6.   Minimum Holding Period

     At the time of grant of the Options, the Company may specify a minimum period for which an Option must be held before it can be exercised. The Board may specify the vesting schedule and other terms in the relevant Offer.

7.   Performance Targets

     At the time of the grant of the Options, the Company may specify performance targets which must be achieved before the Options can be exercised.

8.   Option Price

     The amount payable on acceptance of an Option is HK$1.

9.   Subscription Price

     The subscription price for the Shares the subject of the Options shall be no less than the higher of (i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Offer Date;
(ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share on the Offer Date. The subscription price will be established by the Board at the time the Option is offered to the Grantee.

10.  Ranking of Shares

     The Shares to be allotted and issued upon the exercise of an Option will be subject to the Company's constitutional documents for the time being in force and will rank pari passu in all respects with the fully-paid Shares in issue on the date the name of the Grantee is registered on the register of members of the Company and will entitle the holders to participate in all dividends or other distribution declared or recommended or resolved to be paid or made in respect of a record date falling on or after the date of allotment.

11.  Rights on a liquidation

     Prior to the Grantee being registered on the register of members of the Company the Grantee shall not have any voting rights, or rights to participate in any dividends or distributions of any rights arising on a liquidation of the Company, in respect of the Shares to be issued upon the exercise of the Option.

12.  Period of Scheme

     No Options may be granted under the Share Option Scheme after the date of the 10th anniversary of the adoption of the Share Option Scheme.



                                    --61--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------



13.  Lapse of Options

     An Option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:

     (a)  the expiry of the Option period;

     (b) the expiry of any of the periods referred to in paragraphs 5(b), (c) or (d) above;

     (c) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in paragraph 5(e) above;

     (d) subject to paragraph 5(f) above, the date of the commencement of the winding-up of the Company;

     (e) the date on which the Grantee ceases to be an Eligible Person by reason of summary dismissal for misconduct or other breach of the terms of his employment or other contract constituting him an Eligible Person, or the date on which he begins to appear to be unable to pay or have no reasonable prospect of being able to pay his debts or has become insolvent or has made any arrangements or composition with his or her creditors generally or on which he has been convicted of any criminal offence involving his or her integrity or honesty. A resolution of the Board to the effect that the employment or other relevant contract of a Grantee has or has not been terminated on one or more of the grounds specified in this paragraph 13 shall be conclusive; or

     (f) the date on which the Grantee transfers or encumbrances any interest in his Option.

14.  Alteration of Share Capital

     In the event of any alteration in the capital structure of the Company whilst any Option have been granted and remains exercisable (whether such alteration arises by way of capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company) the number of Shares to be issued on exercise of the Options and/or the subscription price shall be adjusted accordingly; provided that no such adjustments shall be made in respect of an issue of securities by the Company as consideration in a transaction, any such adjustments must be made so that each Grantee is given the same proportion of the equity capital of the Company as that to which he was previously entitled and no such adjustments shall be made which would result in the subscription price for a Share being less than its nominal value (provided that in such circumstances the subscription price shall be reduced to the nominal value).

15.  Cancellation of Options Granted

     Any Options granted but not exercised may be cancelled if the Grantee so agrees and new Options may be granted to the Grantee provided such Options fall within the limits specified in paragraph 3 above and are otherwise granted in accordance with the terms of the New Share Option Scheme or any other share option scheme adopted by the Company.



                                    --62--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------


16.  Change of Controlling Interest

     In the event that there is a Change of Controlling Interest as described below, all Options which have been granted but not exercised shall become exercisable at once and may be exercised if the Grantees have held the Options for more than 6 months. The Exercising Period shall be 12 months from the date of the occurrence of the Change of Controlling Interest:

     (a) any person, entity or body has acquired or held more than 30% (or the percentage of voting rights which will trigger an obligation to make a general offer, as stipulated in the Hong Kong Code on Takeovers and Mergers) of the issued Shares or the votes attached to all issued voting securities of the Company, except in the case of share repurchase by the Company or the purchase is made by an employee welfare program;

     (b) the Company participates as a party in any reorganisation, merger or takeover which has been approved by all Shareholders; and

     (c)  the Company is liquidated or reorganised.

17.  Termination of Scheme

     The Company, by ordinary resolution of shareholders, or the Board, may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered or granted. Any unexercised Options shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the New Share Option Scheme.

18.  Transfers of Options

     The Option may not be transferred or assigned and is personal to the Grantee.

19.  Alterations to the New Share Option Scheme

     Those specific provisions of the New Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules, or any change to the authority of the Remuneration Committee in relation to any alteration of the terms of the New Share Option Scheme, cannot be altered to the advantage of Grantees or prospective Grantees without the prior approval of Shareholders in general meeting. Any alterations to the provisions of the New Share Option Scheme which are of a material nature, or any change to the terms of Options granted, must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing provisions of the New Share Option Scheme.



                                    --63--

------------------------------------------------------------------------------
APPENDIX II                                 SUMMARY OF NEW SHARE OPTION SCHEME
------------------------------------------------------------------------------


20.  Cancellation of Exercised Options

     On exercise of an Option by a Grantee, the Board may at its sole discretion (which discretion may or may not be exercised on request from a Grantee) elect to cancel such exercised Option, either in whole or in part, and instead of issuing new Shares to the Grantee, pay to the Grantee the aggregate of:

     (a) the subscription price paid by the Grantee on exercise of the Option;

     (b) if the average closing price of the Shares (as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the exercise of the subscription price) exceeds the subscription price, an amount equal to such excess multiplied by the number of Shares in respect of which the Option was exercised.

     Any payment made by the Company pursuant to paragraph (b) above shall be charged to its retained profits unless otherwise required to be accounted for in accordance with the generally accepted accounting principles which apply at the time of such payment.



                                    --64--

------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
------------------------------------------------------------------------------


                                [LOGO OMITTED]
                                 CNOOC Limited
                (Translation of registrant's name into English)
     (Incorporated in Hong Kong with limited liability under the Companies
                         Ordinance) (Stock Code: 883)

                NOTICE OF SECOND EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 31 December 2005 at 10:30 am (or such later time as the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. on 31 December 2005 for the purposes of considering amendments to the articles of association of the Company and the re-election of directors closes) for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

                             ORDINARY RESOLUTIONS

1. "THAT the Supplemental Agreement in relation to certain amendments to the Existing Non-Compete Undertaking, a copy of which has been initialled by the Chairman and for the purpose of identification marked "A", be and is hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Agreement and to make and agree with such changes in the terms of the Supplemental Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

2. "THAT the Revised Cap for the "technical services" category of continuing connected transactions under the Existing Waiver, as described in the circular of the Company dated 10 December 2005 (the "Circular"), be and is hereby approved, ratified and confirmed."

3. "THAT the Non-Exempt Continuing Connected Transactions as described in the Circular and set out in the Comprehensive Framework Agreements (copies of which have been initialled by the Chairman of the meeting and for the purpose of identification marked "B", "C" and "D"), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

4. "THAT the Proposed Caps for each category of the Non-Exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed."



                                    --65--

------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
------------------------------------------------------------------------------


5. "THAT the existing share option scheme of the Company adopted on 4 February 2001 and amended on 6 June 2002 be and is hereby terminated, and the rules of the New Share Option Scheme of the Company (a copy of which has been initialled by the Chairman of the meeting and for the purpose of identification marked "E") be and are hereby approved and adopted as the new share option scheme of the Company subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of the Company, representing 10% of the issued share capital of the Company as at the date of passing this resolution, to be issued pursuant to the exercise of any options granted under the New Share Option Scheme and that the Directors of the Company be and are hereby authorised, at their absolute discretion, to grant options thereunder and to allot and issue shares of the Company pursuant to the exercise of such option."

                                                    By Order of the Board
                                                          Cao Yunshi
                                                      Company Secretary

Hong Kong, 10 December 2005

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Notes:

1. The register of members of the Company will be closed from 28 December 2005 to 31 December 2005 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the Second EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company's registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 23 December 2005.

2. A member entitled to attend and vote at the Second EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and returned to the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the Second EGM or any adjournment thereof.

4. A pink form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Second EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5. Where there are joint registered holders of any Share, any one of such persons may vote at the Second EGM,



                                    --66--

------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
------------------------------------------------------------------------------


     either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the Second EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6. Capitalised terms used in this notice have the same meaning as is set out in the section entitled "Definitions" at pages 1 to 5 of the circular of the Company dated 10 December 2005.



                                    --67--

                                [LOGO OMITTED]
                                 CNOOC Limited
                (Translation of registrant's name into English)


     (Incorporated in Hong Kong with limited liability under the Companies
                         Ordinance) (Stock Code: 883)

          Form of proxy for the second Extraordinary General Meeting to be held on 31 December 2005

I/We(Note 1)
______________________________________________________________________________
of ___________________________________________________________________________
being the registered holder(s) of _______________________________shares(Note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or _______________________________________
of____________________________________________________________________________
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 31 December 2005 at 10:30 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note
4).

----------------------------------------------------------------------------------------------------------------------------------
                                  ORDINARY RESOLUTIONS                                         FOR(Note 4)        AGAINST(Note 4)
----------------------------------------------------------------------------------------------------------------------------------
1.     To approve the Supplemental Agreement in relation to certain amendments to the
       Existing Non-Compete Undertaking
----------------------------------------------------------------------------------------------------------------------------------
2.     To approve the Revised Cap for the "technical services" category of continuing connected transactions
----------------------------------------------------------------------------------------------------------------------------------
3.     To approve the Non-Exempt Continuing Connected Transactions
----------------------------------------------------------------------------------------------------------------------------------
4.     To approve the Proposed Caps for each category of the Non-Exempt Continuing
       Connected Transactions
----------------------------------------------------------------------------------------------------------------------------------
5.     To approve termination of the existing share option scheme of the Company and adoption of the New Share Option Scheme
----------------------------------------------------------------------------------------------------------------------------------


Dated this ____day of ___________2005      Signed(Note 5)_____________________

Notes:

1.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.



                                    --68--

6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.



                                    --69--

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CNOOC Limited


                                     By:  /s/ Cao Yunshi
                                          -----------------------------
                                              Name:   Cao Yunshi
                                              Title:  Company Secretary

Dated: December 12, 2005